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No. 812-13603

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 5 TO
APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT
COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT
TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT AND UNDER
SECTION 17(d) OF THE ACT AND RULE 17d-l UNDER THE ACT AUTHORIZING CERTAIN
JOINT TRANSACTIONS.

ARES CAPITAL CORPORATION, ARES CAPITAL MANAGEMENT LLC, ARES MANAGEMENT LLC, ARES MANAGEMENT LIMITED, ARES INSTITUTIONAL LOAN FUND GP, LLC, ARES CLO MANAGEMENT IIR, L.P., ARES CLO MANAGEMENT IIIR/IVR, L.P., ARES CLO MANAGEMENT VR, L.P., ARES CLO MANAGEMENT VIR, L.P., ARES CLO MANAGEMENT VII, L.P., ARES CLO MANAGEMENT VIII, L.P., ARES CLO MANAGEMENT IX, L.P., ARES CLO MANAGEMENT X, L.P., ARES CLO MANAGEMENT XI, L.P., ARES CLO MANAGEMENT XII, L.P., ARES NF CLO XIII MANAGEMENT, L.P., ARES NF CLO XIV MANAGEMENT, L.P., ARES NF CLO XV MANAGEMENT, L.P., ARES CLO MANAGEMENT XVI, L.P., ARES CLO MANAGEMENT XVII, L.P., ARES CLO MANAGEMENT XVIII, L.P., ARES CLO MANAGEMENT XIX, L.P., ARES CLO MANAGEMENT XX, L.P., ARES CLO MANAGEMENT XXI, L.P., ARES CLO MANAGEMENT XXII, L.P., ARES ENHANCED LOAN MANAGEMENT, L.P., ARES ENHANCED LOAN MANAGEMENT IR, L.P., ARES ENHANCED LOAN MANAGEMENT II, L.P., ARES ENHANCED LOAN MANAGEMENT III, L.P., ARES ENHANCED LOAN INVESTMENT STRATEGY ADVISOR IV, L.P., AELIS VI OPERATING MANAGER, LLC, ARES WLP MANAGEMENT L.P., ASSF OPERATING MANAGER III, LLC, ARES SPC HOLDINGS, L.P., ARES SPC HOLDINGS GP LLC, ARES PRIVATE ACCOUNT MANAGEMENT I, L.P., ARES ENHANCED CREDIT OPPORTUNITIES GP, LLC, ARES ENHANCED CREDIT OPPORTUNITIES FUND MANAGEMENT, L.P., ASSF OPERATING MANAGER, LLC, ARES CSF OPERATING MANAGER I, LLC, ARES CSF OPERATING MANAGER II, LLC, ARES CSF III INVESTMENT MANAGEMENT, LLC, ACOF OPERATING MANAGER, L.P., ACOF OPERATING MANAGER II, L.P., ACOF OPERATING MANAGER III, LLC, ARES MEZZANINE MANAGEMENT LLC, ARES CAPITAL EURO GP, L.P., ARES STRATEGIC INVESTMENT GP, LLC, ARES STRATEGIC INVESTMENT MANAGEMENT LLC, ASIP OPERATING MANAGER III, LLC, ARES ASIA MANAGEMENT, LTD., ARES ASIA MANAGEMENT (HK), LIMITED, ARES COMMERCIAL REAL ESTATE MANAGEMENT LLC, ARES COMMERCIAL REAL ESTATE MANAGER LLC, ARES COMMERCIAL REAL ESTATE SERVICER LLC, IVY HILL ASSET MANAGEMENT L.P., IHSM LLC, A.C. CORPORATION, ARES INVESTMENTS LLC, ARES INVESTMENTS HOLDINGS LLC, ARES INSTITUTIONAL OFFSHORE LOAN FUND, B.V., ARES INSTITUTIONAL LOAN FUND, L.P., ARES INSTITUTIONAL LOAN FUND B.V., ARES IIR CLO LTD., ARES IIIR/IVR CLO LTD., ARES VR CLO LTD., ARES VI CLO LTD., ARES VIR CLO LTD., ARES VII CLO LTD., ARES VIII CLO LTD., ARES IX CLO LTD., ARES X CLO LTD., ARES XI CLO LTD., ARES XII CLO LTD., ARES XVI CLO LTD., ARES XVII CLO LTD., ARES XVIII CLO LTD., ARES XIX CLO LTD., ARES XX CLO LTD., ARES XXI CLO LTD., ARES XXII CLO LTD., ARES EURO CLO I B.V., ARES EUROPEAN CLO II B.V., OCI EURO FUND I, B.V., ARES NF CLO XIII LTD., ARES NF CLO XIV LTD., ARES NF CLO XV LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY, LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY IR LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY II LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY III, LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY III EURO B.V., ARES ENHANCED LOAN INVESTMENT STRATEGY VI, L.P., ARES SPC LUXEMBOURG S.À R.L., CONFLUENT 2 LIMITED, ARES ENHANCED CREDIT OPPORTUNITIES FUND, L.P., ARES ENHANCED CREDIT OPPORTUNITIES OFFSHORE FUND, LTD., ARES ENHANCED CREDIT OPPORTUNITIES MASTER FUND, L.P., ARES ENHANCED

CREDIT OPPORTUNITIES FUND LTD., GLOBAL LOAN OPPORTUNITIES FUND B.V., ARES SPECIAL SITUATIONS FUND, L.P., ASSF I JM LTD., DF US BD HOLDINGS LLC, ARES SPECIAL SITUATIONS FUND I-B, L.P., DF US BD HOLDINGS I-B LLC, ASSF I-B JM LTD., ARES SPECIAL SITUATIONS FUND III, L.P., ASSF III JM LTD., DF III US BD HOLDINGS LLC, ARES CREDIT STRATEGIES FUND I, L.P., ARES CREDIT STRATEGIES FUND II, L.P., ARES CREDIT STRATEGIES FUND III, L.P., ARES CSF III LUXEMBOURG S.À.R.L., ARES CORPORATE OPPORTUNITIES FUND, L.P., ARES CORPORATE OPPORTUNITIES FUND II, L.P., ACOF II JM LTD., ARES CORPORATE OPPORTUNITIES FUND III, L.P., ARES CORPORATE OPPORTUNITIES FUND ASIA, L.P., AF I US BD HOLDINGS L.P., AF II US BD HOLDINGS L.P., AF III US BD HOLDINGS L.P., ARES MEZZANINE PARTNERS, L.P., ARES CAPITAL EUROPE LIMITED, ARES CAPITAL EUROPEAN INVESTMENTS LIMITED, ARES CAPITAL EUROPE, L.P., ARES CAPITAL EUROPE (LUXEMBOURG) S.À.R.L., ARES STRATEGIC INVESTMENT PARTNERS LTD., ARES STRATEGIC INVESTMENT PARTNERS OFFSHORE LTD., ARES STRATEGIC INVESTMENT PARTNERS, L.P., ARES STRATEGIC INVESTMENT PARTNERS EUROPE B.V., ARES STRATEGIC INVESTMENT PARTNERS EUROPE OFFSHORE B.V., ARES STRATEGIC INVESTMENT PARTNERS III, L.P., ARES CAPITAL CP FUNDING LLC, IVY HILL MIDDLE MARKET CREDIT FUND, LTD., IVY HILL MIDDLE MARKET CREDIT FUND II, LTD., IVY HILL MIDDLE MARKET CREDIT FUND III, LTD., IVY HILL SENIOR DEBT FUND, L.P., IVY HILL SENIOR DEBT FUNDING 2007-1, IVY HILL SENIOR DEBT FUND, LTD., COLTS 2005-1 LTD., COLTS 2005-2 LTD., COLTS 2007-1 LTD., FIRSTLIGHT FUNDING I, LTD., KNIGHTSBRIDGE CLO 2007-1 LIMITED, EMPORIA PREFERRED FUNDING I, LTD., EMPORIA PREFERRED FUNDING II, LTD., EMPORIA PREFERRED FUNDING III, LTD., ARES PRIVATE DEBT STRATEGIES II, L.P., ARES PRIVATE DEBT STRATEGIES III, L.P., ARES CAPITAL JB FUNDING LLC, ACE EQUITY HOLDCO (CAYMAN) LTD., ACE ESSLP HOLDCO (CAYMAN), L.P., ARES ENHANCED CREDIT OPPORTUNITIES MASTER FUND II, LTD., ARES ENHANCED CREDIT OPPORTUNITIES OFFSHORE FUND II, LTD., ARES ENHANCED CREDIT OPPORTUNITIES FUND II, LTD., ARES ENHANCED CREDIT OPPORTUNITIES GP II, LLC, ARES ENHANCED CREDIT OPPORTUNITIES FUND II, L.P., ARES ENHANCED CREDIT OPPORTUNITIES INVESTMENT MANAGEMENT II, LLC, ARES COMMERCIAL REAL ESTATE CORPORATION, ACRC LENDER LLC, ACRC LENDER C LLC, ACRC LENDER W LLC, QUEEN STREET CLO I B.V., QUEEN STREET CLO II B.V., INDICUS CREDIT OPPORTUNITY FUND, L.P., INDICUS CREDIT MANAGEMENT LIMITED, INDICUS INVESTMENT MANAGEMENT LIMITED, INDICUS CREDIT GP LIMITED, INDICUS ADVISORS L.P., INDICUS ADVISORS LLP

245 Park Avenue, 44th Floor
New York, NY 10167
and
2000 Avenue of the Stars, 12th Floor
Los Angeles, CA 90067

All Communications, Notices and Orders to:

Michael J. Arougheti President Ares Capital Corporation 245 Park Avenue, 44th Floor New York, NY 10167 (212) 750-7300	Michael D. Weiner General Counsel Ares Management LLC 2000 Avenue of the Stars, 12th Floor Los Angeles, CA 90067 (310) 201-4200	Joshua M. Bloomstein General Counsel Ares Capital Corporation 245 Park Avenue, 44th Floor New York, NY 10167 (212) 750-7300

Copies to:

Monica Shilling Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, CA 90067 (310) 557-2900	Steven B. Boehm Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, D.C. 20004 (202) 383-0100

July 23, 2012

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)
ARES CAPITAL CORPORATION, ARES	)
CAPITAL MANAGEMENT LLC, ARES	)
MANAGEMENT LLC, ARES MANAGEMENT	)
LIMITED, ARES INSTITUTIONAL LOAN	)	AMENDMENT NO. 5 TO
FUND GP, LLC, ARES CLO MANAGEMENT	)	APPLICATION FOR AN
IIR, L.P., ARES CLO MANAGEMENT IIIR/IVR,	)	ORDER PURSUANT TO
L.P., ARES CLO MANAGEMENT VR, L.P.,	)	SECTION 57(i) OF THE INVESTMENT
ARES CLO MANAGEMENT VIR, L.P., ARES	)	COMPANY ACT OF 1940 AND
CLO MANAGEMENT VII, L.P., ARES CLO	)	RULE 17d-1 UNDER THE ACT
MANAGEMENT VIII, L.P., ARES CLO	)	AUTHORIZING CERTAIN
MANAGEMENT IX, L.P., ARES CLO	)	JOINT TRANSACTIONS
MANAGEMENT X, L.P., ARES CLO	)	OTHERWISE PROHIBITED
MANAGEMENT XI, L.P., ARES CLO	)	BY SECTION 57(a)(4) OF
MANAGEMENT XII, L.P., ARES NF CLO XIII	)	THE ACT AND UNDER
MANAGEMENT, L.P., ARES NF CLO XIV	)	SECTION 17(d) OF THE
MANAGEMENT, L.P., ARES NF CLO XV	)	ACT AND RULE 17d-l UNDER
MANAGEMENT, L.P., ARES CLO	)	THE ACT AUTHORIZING
MANAGEMENT XVI, L.P., ARES CLO	)	CERTAIN JOINT TRANSACTIONS.
MANAGEMENT XVII, L.P., ARES CLO	)
MANAGEMENT XVIII, L.P., ARES CLO	)
MANAGEMENT XIX, L.P., ARES CLO	)
MANAGEMENT XX, L.P., ARES CLO	)
MANAGEMENT XXI, L.P., ARES CLO	)
MANAGEMENT XXII, L.P., ARES ENHANCED	)
LOAN MANAGEMENT, L.P., ARES	)
ENHANCED LOAN MANAGEMENT IR, L.P.,	)
ARES ENHANCED LOAN MANAGEMENT II,	)
L.P., ARES ENHANCED LOAN MANAGEMENT	)
III, L.P., ARES ENHANCED LOAN	)
INVESTMENT STRATEGY ADVISOR IV, L.P.,	)
AELIS VI OPERATING MANAGER, LLC, ARES	)
WLP MANAGEMENT L.P., ASSF OPERATING	)
MANAGER III, LLC, ARES SPC HOLDINGS,	)
L.P., ARES SPC HOLDINGS GP LLC, ARES	)
PRIVATE ACCOUNT MANAGEMENT I, L.P.,	)
ARES ENHANCED CREDIT OPPORTUNITIES	)
GP, LLC, ARES ENHANCED CREDIT	)
OPPORTUNITIES FUND MANAGEMENT, L.P.,	)
ASSF OPERATING MANAGER, LLC, ARES	)
CSF OPERATING MANAGER I, LLC, ARES	)
CSF OPERATING MANAGER II, LLC, ARES	)
CSF III INVESTMENT MANAGEMENT, LLC,	)
ACOF OPERATING MANAGER, L.P., ACOF	)
OPERATING MANAGER II, L.P., ACOF	)
OPERATING MANAGER III, LLC, ARES	)
MEZZANINE MANAGEMENT LLC, ARES	)
CAPITAL EURO GP, L.P., ARES STRATEGIC	)
INVESTMENT GP, LLC, ARES STRATEGIC	)

INVESTMENT MANAGEMENT LLC, ASIP	)
OPERATING MANAGER III, LLC, ARES ASIA	)
MANAGEMENT, LTD., ARES ASIA	)
MANAGEMENT (HK), LIMITED, ARES	)
COMMERCIAL REAL ESTATE	)
MANAGEMENT LLC, ARES COMMERCIAL	)
REAL ESTATE MANAGER LLC, ARES	)
COMMERCIAL REAL ESTATE SERVICER	)
LLC, IVY HILL ASSET MANAGEMENT L.P.,	)
IHSM LLC, A.C. CORPORATION, ARES	)
INVESTMENTS LLC, ARES INVESTMENTS	)
HOLDINGS LLC, ARES INSTITUTIONAL	)
OFFSHORE LOAN FUND, B.V., ARES	)
INSTITUTIONAL LOAN FUND, L.P., ARES	)
INSTITUTIONAL LOAN FUND B.V., ARES IIR	)
CLO LTD., ARES IIIR/IVR CLO LTD., ARES VR	)
CLO LTD., ARES VI CLO LTD., ARES VIR CLO	)
LTD., ARES VII CLO LTD., ARES VIII CLO	)
LTD., ARES IX CLO LTD., ARES X CLO LTD.,	)
ARES XI CLO LTD., ARES XII CLO LTD.,	)
ARES XVI CLO LTD., ARES XVII CLO LTD.,	)
ARES XVIII CLO LTD., ARES XIX CLO LTD.,	)
ARES XX CLO LTD., ARES XXI CLO LTD.,	)
ARES XXII CLO LTD., ARES EURO CLO I B.V.,	)
ARES EUROPEAN CLO II B.V., OCI EURO	)
FUND I, B.V., ARES NF CLO XIII LTD., ARES	)
NF CLO XIV LTD., ARES NF CLO XV LTD.,	)
ARES ENHANCED LOAN INVESTMENT	)
STRATEGY, LTD., ARES ENHANCED LOAN	)
INVESTMENT STRATEGY IR LTD., ARES	)
ENHANCED LOAN INVESTMENT STRATEGY	)
II LTD., ARES ENHANCED LOAN	)
INVESTMENT STRATEGY III, LTD., ARES	)
ENHANCED LOAN INVESTMENT STRATEGY	)
III EURO B.V., ARES ENHANCED LOAN	)
INVESTMENT STRATEGY VI, L.P., ARES SPC	)
LUXEMBOURG S.À R.L., CONFLUENT 2)
LIMITED, ARES ENHANCED CREDIT	)
OPPORTUNITIES FUND, L.P., ARES	)
ENHANCED CREDIT OPPORTUNITIES	)
OFFSHORE FUND, LTD., ARES ENHANCED	)
CREDIT OPPORTUNITIES MASTER FUND,	)
L.P., ARES ENHANCED CREDIT	)
OPPORTUNITIES FUND LTD., GLOBAL LOAN	)
OPPORTUNITIES FUND B.V., ARES SPECIAL	)
SITUATIONS FUND, L.P., ASSF I JM LTD., DF	)
US BD HOLDINGS LLC, ARES SPECIAL	)
SITUATIONS FUND I-B, L.P., DF US BD	)
HOLDINGS I-B LLC, ASSF I-B JM LTD., ARES	)
SPECIAL SITUATIONS FUND III, L.P., ASSF III	)
JM LTD., DF III US BD HOLDINGS LLC, ARES	)
CREDIT STRATEGIES FUND I, L.P., ARES	)
CREDIT STRATEGIES FUND II, L.P., ARES	)

CREDIT STRATEGIES FUND III, L.P., ARES	)
CSF III LUXEMBOURG S.À R.L., ARES	)
CORPORATE OPPORTUNITIES FUND, L.P.,	)
ARES CORPORATE OPPORTUNITIES FUND	)
II, L.P., ACOF II JM LTD., ARES CORPORATE	)
OPPORTUNITIES FUND III, L.P., ARES	)
CORPORATE OPPORTUNITIES FUND ASIA,	)
L.P., AF I US BD HOLDINGS L.P., AF II US BD	)
HOLDINGS L.P., AF III US BD HOLDINGS L.P.,	)
ARES MEZZANINE PARTNERS, L.P., ARES	)
CAPITAL EUROPE LIMITED, ARES CAPITAL	)
EUROPEAN INVESTMENTS LIMITED, ARES	)
CAPITAL EUROPE, L.P., ARES CAPITAL	)
EUROPE (LUXEMBOURG) S.À R.L., ARES	)
STRATEGIC INVESTMENT PARTNERS LTD.,	)
ARES STRATEGIC INVESTMENT PARTNERS	)
OFFSHORE LTD., ARES STRATEGIC	)
INVESTMENT PARTNERS OFFSHORE LTD.,	)
ARES STRATEGIC INVESTMENT PARTNERS	)
EUROPE B.V., ARES STRATEGIC	)
INVESTMENT PARTNERS EUROPE	)
OFFSHORE B.V., ARES STRATEGIC	)
INVESTMENT PARTNERS III, L.P., ARES	)
CAPITAL CP FUNDING LLC, IVY HILL	)
MIDDLE MARKET CREDIT FUND, LTD., IVY	)
HILL MIDDLE MARKET CREDIT FUND II,	)
LTD., IVY HILL MIDDLE MARKET CREDIT	)
FUND III, LTD., IVY HILL SENIOR DEBT	)
FUND, L.P., IVY HILL SENIOR DEBT	)
FUNDING 2007-1, IVY HILL SENIOR DEBT	)
FUND, LTD., COLTS 2005-1 LTD., COLTS 2005-)
2 LTD., COLTS 2007-1 LTD., FIRSTLIGHT	)
FUNDING I, LTD., KNIGHTSBRIDGE CLO	)
2007-1 LIMITED, EMPORIA PREFERRED	)
FUNDING I, LTD., EMPORIA PREFERRED	)
FUNDING II, LTD., EMPORIA PREFERRED	)
FUNDING III, LTD., ARES PRIVATE DEBT	)
STRATEGIES II, L.P., ARES PRIVATE DEBT	)
STRATEGIES III, L.P., ARES CAPITAL JB	)
FUNDING LLC, ACE EQUITY HOLDCO	)
(CAYMAN) LTD., ACE ESSLP HOLDCO	)
(CAYMAN), L.P., ARES ENHANCED CREDIT	)
OPPORTUNITIES MASTER FUND II, LTD.,	)
ARES ENHANCED CREDIT OPPORTUNITIES	)
OFFSHORE FUND II, LTD., ARES ENHANCED	)
CREDIT OPPORTUNITIES FUND II, LTD.,	)
ARES ENHANCED CREDIT OPPORTUNITIES	)
GP II, LLC, ARES ENHANCED CREDIT	)
OPPORTUNITIES FUND II, L.P., ARES	)
ENHANCED CREDIT OPPORTUNITIES	)
INVESTMENT MANAGEMENT II, LLC, ARES	)
COMMERCIAL REAL ESTATE	)
CORPORATION, ACRC LENDER LLC, ACRC	)

v

LENDER C LLC, ACRC LENDER W LLC,	)
QUEEN STREET CLO I B.V., QUEEN STREET	)
CLO II B.V., INDICUS CREDIT OPPORTUNITY	)
FUND, L.P., INDICUS CREDIT MANAGEMENT	)
LIMITED, INDICUS INVESTMENT	)
MANAGEMENT LIMITED, INDICUS CREDIT	)
GP LIMITED, INDICUS ADVISORS L.P.,	)
INDICUS ADVISORS LLP	)
)
245 Park Avenue, 44th Floor	)
New York, NY 10167)
(212) 750-7300)
)
File No. 812-13603)
Investment Company Act of 1940)

 INTRODUCTION

        The following entities hereby request an order (the "Order") of the U.S. Securities and Exchange Commission (the "Commission") pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the "Act"),1 and Rule 17d-l promulgated under the Act,2 authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4):

  •
  Ares Capital Corporation ("ARCC"),

  •
  Ivy Hill Asset Management L.P. ("Ivy Hill"), an investment manager that is an indirectly owned portfolio company of ARCC,

  •
  Ivy Hill Middle Market Credit Fund, Ltd. ("Ivy Hill I"), Ivy Hill Middle Market Credit Fund II, Ltd. ("Ivy Hill II"), and Ivy Hill Middle Market Credit Fund III, Ltd. ("Ivy Hill III"), each of which is managed by Ivy Hill

  •
  Ivy Hill Senior Debt Fund, L.P. ("Ivy Hill SDF"), Ivy Hill Senior Debt Funding 2007-1 ("Ivy Hill Funding") and Ivy Hill Senior Debt Fund, Ltd., (collectively with Ivy Hill I, Ivy Hill II, Ivy Hill III, Ivy Hill SDF and Ivy Hill Funding, the "Ivy Hill Funds"),3 which are managed by Ivy Hill,

  •
  CoLTS 2005-1 Ltd., CoLTS 2005-2 Ltd. and CoLTS 2007-1 Ltd., of which substantially all of the assets are managed by Ivy Hill (the assets managed by Ivy Hill collectively, the "CoLTS Funds"),

  •
  Firstlight Funding I, Ltd., substantially all of the assets of which are managed by Ivy Hill (the assets managed by Ivy Hill, "FirstLight"),

  •
  Knightsbridge CLO 2007-1 Ltd. ("KB-07"), which is managed by Ivy Hill,

  •
  Emporia Preferred Funding I, Ltd., Emporia Preferred Funding II, Ltd. and Emporia Preferred Funding III, Ltd. (the "Emporia Funds"), each of which is managed by Ivy Hill,

  •
  Ares Private Debt Strategies Fund II, L.P. and Ares Private Debt Strategies Fund III, L.P. (together, the "PDS Funds"), each of whose General Partner is Ivy Hill,

  •
  Ares Capital CP Funding LLC and Ares Capital JB Funding LLC, which are serviced by ARCC,

  •
  Ares Capital Management LLC, ARCC's investment adviser ("ACM"),

  •
  Ares Management LLC, an investment adviser which serves as the manager and sole member of ACM (Ares Management LLC, together with all of the Affiliated Investment Managers (as defined below) that manage Existing Affiliated Funds (as defined below) and any future investment managers controlling, controlled by, or under common control with Ares Management LLC that manage Future Affiliated Funds (as defined below), "Ares Management"),

        1  Unless otherwise indicated, all section references herein are to the Act.

        2  Unless otherwise indicated, all rule references herein are to rules under the Act.

        3  Definitions in the singular include the plural, and in the plural include the singular.

  •
  Ares Management Limited, Ares Institutional Loan Fund GP, LLC, Ares CLO Management IIR, L.P., Ares CLO Management IIIR/IVR, L.P., Ares CLO Management VR, L.P., Ares CLO Management VIR, L.P., Ares CLO Management VII, L.P., Ares CLO Management VIII, L.P., Ares CLO Management IX, L.P., Ares CLO Management X, L.P., Ares CLO Management XI, L.P., Ares CLO Management XII, L.P., Ares NF CLO XIII Management, L.P., Ares NF CLO XIV Management, L.P., Ares NF CLO XV Management, L.P., Ares CLO Management XVI, L.P., Ares CLO Management XVII, L.P., Ares CLO Management XVIII, L.P., Ares CLO Management XIX, L.P., Ares CLO Management XX, L.P., Ares CLO Management XXI, L.P., Ares CLO Management XXII, L.P., Ares Enhanced Loan Management, L.P., Ares Enhanced Loan Management IR, L.P., Ares Enhanced Loan Management II, L.P., Ares Enhanced Loan Management III, L.P., Ares Enhanced Loan Investment Strategy Advisor IV, L.P., AELIS VI Operating Manager, LLC, Ares WLP Management L.P., ASSF Operating Manager III, LLC, Ares SPC Holdings, L.P., Ares SPC Holdings GP LLC, Ares Private Account Management I, L.P., Ares Enhanced Credit Opportunities GP, LLC, Ares Enhanced Credit Opportunities Fund Management, L.P., ASSF Operating Manager, LLC, Ares CSF Operating Manager I, LLC, Ares CSF Operating Manager II, LLC, Ares CSF III Investment Management, LLC, ACOF Operating Manager, L.P., ACOF Operating Manager II, L.P., ACOF Operating Manager III, LLC, Ares Mezzanine Management LLC, Ares Capital Euro GP, L.P., Ares Strategic Investment GP, LLC, Ares Strategic Investment Management LLC, ASIP Operating Manager III, LLC, Ares Asia Management, Ltd., Ares Asia Management (HK), Limited, Ares Commercial Real Estate Management LLC, Ares Commercial Real Estate Manager LLC, Ares Commercial Real Estate Servicer LLC, Ares Enhanced Credit Opportunities GP II, LLC, Ares Enhanced Credit Opportunities Investment Management II, LLC, Indicus Credit Management Limited, Indicus Investment Management Limited, Indicus Credit GP Limited, Indicus Advisors L.P. and Indicus Advisors LLP (collectively, the "Affiliated Investment Managers"),4 and

4
Affiliated Investment Managers are generally domestic corporations, domestic limited liability companies and domestic limited partnerships (or similar entities organized in foreign jurisdictions) and are in almost all cases directly or indirectly wholly owned by, or are directly or indirectly controlled by, Ares Management LLC. Ares Management LLC is a registered investment adviser; however, none of the Affiliated Investment Managers are registered under the Investment Advisers Act of 1940.

  •
  Ares Institutional Offshore Loan Fund, B.V., Ares Institutional Loan Fund, L.P., Ares Institutional Loan Fund B.V., Ares IIR CLO Ltd., Ares IIIR/IVR CLO Ltd., Ares VR CLO Ltd., Ares VI CLO Ltd., Ares VIR CLO Ltd., Ares VII CLO Ltd., Ares VIII CLO Ltd., Ares IX CLO Ltd., Ares X CLO Ltd., Ares XI CLO Ltd., Ares XII CLO Ltd., Ares XVI CLO Ltd., Ares XVII CLO Ltd., Ares XVIII CLO Ltd., Ares XIX CLO Ltd., Ares XX CLO Ltd., Ares XXI CLO Ltd., Ares XXII CLO Ltd., Ares Euro CLO I B.V., Ares European CLO II B.V., OCI Euro Fund I, B.V., Ares NF CLO XIII Ltd., Ares NF CLO XIV Ltd., Ares NF CLO XV Ltd., Ares Enhanced Loan Investment Strategy, Ltd., Ares Enhanced Loan Investment Strategy IR Ltd., Ares Enhanced Loan Investment Strategy II Ltd., Ares Enhanced Loan Investment Strategy III, Ltd., Ares Enhanced Loan Investment Strategy III Euro B.V., Ares Enhanced Loan Investment Strategy VI, L.P., Ares SPC Luxembourg S.à r.l., Confluent 2 Limited, Ares Enhanced Credit Opportunities Fund, L.P., Ares Enhanced Credit Opportunities Offshore Fund, LTD., Ares Enhanced Credit Opportunities Master Fund, L.P., Ares Enhanced Credit Opportunities Fund Ltd., Global Loan Opportunities Fund B.V., Ares Special Situations Fund, L.P., ASSF I JM Ltd., DF US BD Holdings LLC, Ares Special Situations Fund I-B, L.P., DF US BD Holdings I-B LLC, ASSF I-B JM Ltd., Ares Special Situations Fund III, L.P., ASSF III JM Ltd., DF III US BD Holdings LLC, Ares Credit Strategies Fund I, L.P., Ares Credit Strategies Fund II, L.P. ("Ares CSF II"), Ares Credit Strategies Fund III, L.P., Ares CSF III Luxembourg S.à r.l., Ares Corporate Opportunities Fund, L.P., Ares Corporate Opportunities Fund II, L.P., ACOF II JM Ltd., Ares Corporate Opportunities Fund III, L.P., Ares Corporate Opportunities Fund Asia, L.P., AF I US BD Holdings L.P., AF II US BD Holdings L.P., AF III US BD Holdings L.P., Ares Mezzanine Partners, L.P., Ares Capital Europe Limited, Ares Capital European Investments Limited, Ares Capital Europe, L.P., Ares Capital Europe (Luxembourg) S.à r.l., Ares Strategic Investment Partners Ltd., Ares Strategic Investment Partners Offshore Ltd., Ares Strategic Investment Partners Europe B.V., Ares Strategic Investment Partners, L.P., Ares Strategic Investment Partners Europe Offshore B.V., Ares Strategic Investment Partners III, L.P., ACE Equity Holdco (Cayman) Ltd., ACE ESSLP Holdco (Cayman), L.P., Ares Enhanced Credit Opportunities Master Fund II, Ltd., Ares Enhanced Credit Opportunities Offshore Fund II, Ltd., Ares Enhanced Credit Opportunities Fund II, Ltd., Ares Enhanced Credit Opportunities Fund II, L.P., Ares Commercial Real Estate Corporation, ACRC Lender LLC, ACRC Lender C LLC, ACRC Lender W LLC, Queen Street CLO I B.V., Queen Street CLO II B.V., and Indicus Credit Opportunity Fund, L.P., (collectively, the "Existing Affiliated Funds" and, together with ARCC, Ivy Hill, the Ivy Hill Funds, the CoLTS Funds, FirstLight, KB-07, the Emporia Funds, the PDS Funds, Ares Capital CP Funding LLC, Ares Capital JB Funding LLC, Ares Management and ACM, the "Applicants").

         In particular, the relief requested in this application (the "Application") would allow ARCC, the Ivy Hill Funds, the CoLTS Funds, FirstLight, KB-07, the Emporia Funds, the PDS Funds, Ares Capital CP Funding LLC, Ares Capital JB Funding LLC and any other investment fund that ARCC (or any entity directly or indirectly controlled by ARCC within the meaning of Section 2(a)(9)) may in the future sponsor or provide investment management services to, as well as any other vehicles5 that currently exist or may be established in the future that may co-invest therewith or make an investment in lieu thereof for tax, legal or regulatory purposes to effect transactions with or on behalf of a Downstream Managed Fund (collectively, the "Future Downstream Managed Funds" and, together with the Ivy Hill Funds, the CoLTS Funds, FirstLight, KB-07, the Emporia Funds, the PDS Funds, Ares Capital CP Funding LLC and Ares Capital JB Funding LLC, the "Downstream Managed Funds6," and the Downstream Managed Funds together with ARCC, the "ARCC Funds"), on the one hand, and the Existing Affiliated Funds, and any current or future entities that Ares Management, ACM or an affiliated person (as defined in Section 2(a)(3)(C) of the Act ("Affiliate")) (other than Ivy Hill or any other investment manager that ARCC may in the future directly or indirectly control) of either may in the future sponsor or provide investment management services to, as well as any other vehicles7 that currently exist or may be established in the future that may invest on a side-by-side basis therewith or make an investment in lieu thereof for tax, legal or regulatory purposes to effect financing transactions with or on behalf of an Affiliated Fund (each a "Future Affiliated Fund" and together with the Existing Affiliated Funds, the "Affiliated Funds"), on the other hand, to co-invest in the same investment opportunities where such investment would otherwise be prohibited under the Act. As used herein "Co-Investment Transaction" means any transaction in which an ARCC Fund participates together with an Affiliated Fund in reliance on the Order, and includes, in the case of any such transaction to which a Downstream Managed Fund managed by Ivy Hill is a party, any sharing of Covered Information8 by Ivy Hill in connection therewith. "Potential Co-Investment Transaction" means any investment opportunity in which an ARCC Fund could not participate together with an Affiliated Fund without obtaining and relying on the Order, and includes, in the case of any such investment opportunity to which a Downstream Managed Fund managed by Ivy Hill is a party, any sharing of Covered Information by Ivy Hill in connection therewith. The relief requested in this Application would also allow ARCC Funds to participate in Joint Follow-On Transactions and Joint Exit Transactions (both as defined below) with Affiliated Funds.

         All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with its terms and conditions.

         5  In certain cases a Downstream Managed Fund's constituent documents will provide the flexibility for the formation of a special purpose vehicle to invest side by side with a Downstream Managed Fund. These special purpose vehicles are generally formed because they are necessary or desirable from a tax, legal, accounting or regulatory perspective (for example, to address tax issues that a non-U.S. investor has in a fund that are not shared by other domestic investors in ARCC), or to facilitate participation in certain types of investments (for example, subsidiary corporations may be used to address tax issues that result from investing in a pass-through entity like a partnership or a limited liability company). ARCC and the Downstream Managed Funds utilize wholly owned subsidiaries to hold interests in certain of their portfolio companies (the "ARCC SPVs"). All of the ARCC SPVs are wholly owned by ARCC, either directly or indirectly, and, therefore, qualify for the exclusion from the definition of the term investment company pursuant to Section 3(c)(7). The ARCC SPVs ordinarily are structured as Delaware corporations and hold certain investment assets that are structured as pass-through tax entities (such as partnership interests or limited liability company interests) in order to allow ARCC to continue to qualify as a RIC for tax purposes. The ARCC SPVs are a method of tax planning frequently used by companies that have elected to be treated as RICs. Relief for the ARCC SPVs is necessary as they will also be directly or indirectly controlled and managed by ARCC (or an entity directly or indirectly controlled by ARCC within the meaning of Section 2(a)(9)) and may co-invest with the Affiliated Funds, which are persons described in Section 57(b)(2) of the Act.

         6  All Downstream Managed Funds are or will be downstream affiliates of ARCC that are or will be covered by Rule 57b-1.

         7  The information set forth in footnote 5 above regarding ARCC SPVs also applies for the special purpose vehicles established by Existing Affiliated Funds. Relief for these vehicles is necessary as they will be controlled by Ares Management and may co-invest with the ARCC Funds, which are persons described in Section 57(b)(2) of the Act.

         8  "Covered Information" means all information directly or indirectly provided by Ivy Hill to ACM or any person affiliated with ACM (other than ARCC) except information that: (i) is generally available to the public; (ii) is of the nature that Ivy Hill (including members of its investment committee with respect to Covered Information received in their capacities as such) and any persons controlled by Ivy Hill. ("Information Providers") share with unaffiliated market participants at no cost and is not proprietary to the Information Providers; (iii) Information Providers have obtained from unaffiliated third parties, including but not limited to general market opinions and analyses, analyst reports and diligence reports, and that such third parties generally make available to others, including market participants in the ordinary course, at no cost; or (iv) Information Providers have obtained from, or are providing on behalf of, borrowers or potential borrowers or their advisors, and that such borrowers or advisors generally make available to unaffiliated market participants at no cost upon request.

 I. APPLICANTS

A.    ARES CAPITAL CORPORATION

        ARCC is a specialty finance company that is a closed-end, non-diversified management investment company incorporated in Maryland. ARCC has elected to be regulated as a business development company ("BDC") under the Act.9 In addition, ARCC has qualified and elected to be treated as a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code of 1986 (the "Code") and intends to continue to qualify as a RIC in the future. ARCC's principal executive offices are located at 245 Park Avenue, 44th Floor, New York, NY 10167. In connection with its initial public offering, ARCC filed a registration statement on Form N-2 (File No. 333-114656) under the Securities Act of 1933. ARCC completed an initial public offering of its common stock, par value $0.001, on October 8, 2004, and has raised additional capital through subsequent equity offerings from time to time.

        ARCC's investment objective is to generate both current income and capital appreciation through debt and equity investments. ARCC invests primarily in U.S. middle market companies, where it believes the supply of primary capital is limited and investment opportunities are most attractive. ARCC invests primarily in first and second lien senior loans and mezzanine debt, which in some cases includes an equity component like warrants. To a lesser extent, ARCC makes equity investments. In addition, ARCC has the ability to provide "one stop" financing with the ability to invest capital across the balance sheet and hold larger investments than many of its competitors. The ability to underwrite, syndicate, and hold larger investments benefits ARCC's shareholders by: (i) increasing originated deal flow flexibility, (ii) potentially increasing net income to ARCC and earnings for ARCC through syndication, (iii) broadening market relationships and deal flow, (iv) allowing ARCC to optimize its portfolio composition and (v) allowing ARCC to provide capital to middle market companies, which ARCC believes currently have limited access to capital from traditional lending sources.

        ARCC's business and affairs are managed under the direction of a board of directors (the "Board"). The Board currently consists of nine members, five of whom are not "interested persons" of ARCC as defined in Section 2(a)(19) of the Act (the "Independent Directors"). The Board has delegated daily management and investment authority to ACM pursuant to an investment advisory and management agreement (the "Investment Advisory Agreement"). Ares Operations LLC ("Ares Administration") serves as ARCC's administrator pursuant to an administration agreement (the "Administration Agreement").

B.    IVY HILL AND THE DOWNSTREAM MANAGED FUNDS

        ARCC's indirect wholly owned portfolio company that manages the investment and reinvestment of the assets of the Downstream Managed Funds, is Ivy Hill, a Delaware limited partnership. Ivy Hill registered under the Investment Advisers Act of 1940 (the "Advisers Act") on March 30, 2012.10

        9  Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

        10  On March 30, 2012, the Commission issued an order exempting ARCC from the provisions of Section 12(d)(3) to permit ARCC to continue to own and make additional investments in Ivy Hill. Release No. IC-30024 (Mar. 30, 2012) (order); Release No. IC-29977 (Mar. 9, 2012) (notice).

        Ares Capital CP Funding LLC and Ares Capital JB Funding LLC are consolidated wholly owned subsidiaries of the Company that were formed in October 2004 and December 2011, respectively.

        Ivy Hill I and Ivy Hill II are unconsolidated middle market credit funds. Ivy Hill I primarily invests in first and second lien bank debt of middle market companies.

        On November 5, 2008, Ivy Hill II was established to invest primarily in first and second lien and subordinated bank debt of middle market companies.

        In March 2010, Ivy Hill acquired Allied Capital Corporation's management rights in respect of, and interests in, Knightsbridge CLO 2008-1 Ltd. ("KB 2008"). KB 2008 invested primarily in first lien and second lien bank debt of middle market companies. In December 2011, KB 2008 closed a refinancing transaction pursuant to which, among other things, KB 2008 was renamed Ivy Hill Middle Market Credit Fund III, Ltd.

        In December 2009, Ivy Hill acquired Allied Capital Corporation's management rights in respect of, and interests in, the Allied Capital Senior Debt Fund, L.P. (now referred to as Ivy Hill Senior Debt Fund, L.P. or "Ivy Hill SDF"), for approximately $33 million in cash. In connection with such acquisition, Ivy Hill also acquired Allied Capital Corporation's management rights in respect of, and interests in, Ivy Hill Senior Debt Funding 2007-1 and Ivy Hill Senior Debt Fund, Ltd., which also invest, either directly or indirectly, primarily in first lien loans and, to a lesser extent, second lien loans of middle-market companies.

        Ivy Hill SDF is a Delaware limited partnership and the other Ivy Hill Funds are Cayman Islands exempted companies with limited liability ("Cayman Companies").

        The CoLTS Funds are also Cayman Companies and are managed by Ivy Hill pursuant to sub-management agreements with each CoLTS Fund's respective manager. Each CoLTS Fund invests in the debt and debt securities of middle market companies.

        FirstLight is also a Cayman Company managed by Ivy Hill pursuant to a sub-management agreement with FirstLight's collateral manager. FirstLight invests in debt and debt securities of primarily middle market companies.

        In March 2010, Ivy Hill acquired Allied Capital Corporation's management rights in respect of, and equity interests in, KB-07. KB-07 is a Cayman Company.

        On April 1, 2010, ARCC completed its previously announced acquisition of Allied Capital Corporation. In connection with the acquisition, A.C. Corp., the manager of the Emporia Funds, became a wholly owned subsidiary of ARCC. The Emporia Funds are Cayman Companies. In November 2010, the management rights in respect of the Emporia Funds were assigned to Ivy Hill.

        In the fourth quarter of 2010, the PDS Funds were established to invest in indebtedness of middle market companies. The PDS Funds are both Delaware limited partnerships.

        The Downstream Managed Funds all rely on Section 3(c)(7) for an exclusion from regulation under the Act. As of March 31, 2012, Ivy Hill had total committed capital under management of over $3.4 billion, which included approximately $0.3 billion committed by ARCC.

C.    ARES CAPITAL MANAGEMENT LLC AND ARES ADMINISTRATION LLC

        ACM, a Delaware limited liability company that is registered under the Advisers Act, serves as the investment adviser to ARCC pursuant to the Investment Advisory Agreement. Subject to the overall supervision of the Board, ACM manages the day-to-day operations of, and provides investment advisory and management services to, ARCC. Under the terms of the Investment Advisory Agreement, ACM determines the composition of ARCC's portfolio, the nature and timing of the changes to ARCC's portfolio and the manner of implementing such changes; identifies, evaluates and negotiates the structure of the investments ARCC makes (including performing due diligence on ARCC's prospective portfolio companies); closes and monitors the investments ARCC makes; and determines the investments and other assets that ARCC purchases, retains or sells.

        Pursuant to the Administration Agreement, Ares Administration furnishes ARCC with office equipment and clerical, bookkeeping and record keeping services at ARCC's office facilities. Under the administration agreement, Ares Administration also performs, or oversees the performance of administrative services required for ARCC to operate, which include, among other things, providing assistance in accounting, legal, compliance, operations, technology and investor relations, being responsible for the financial records that ARCC is required to maintain and preparing reports to ARCC's shareholders and reports filed with the Commission. In addition, Ares Administration assists ARCC in determining and publishing ARCC's net asset value, oversees the preparation and filing of ARCC's tax returns and the printing and dissemination of reports to ARCC's shareholders, and generally oversees the payment of ARCC's expenses and the performance of administrative and professional services rendered to ARCC by others.

        Both ACM and Ares Administration are wholly-owned direct subsidiaries of Ares Management, which (either directly or through Affiliates) provides investment advisory services to the Affiliated Funds.

D.    EXISTING AFFILIATED FUNDS

        As described below, the Existing Affiliated Funds are categorized into three groups (although the groups do not represent formal legal entities). Each of the Existing Affiliated Funds is managed by an Affiliated Investment Manager.

        1.     Capital Markets Group. The Ares Capital Markets Group currently manages the Existing Affiliated Funds and investment vehicles listed below that had in the aggregate approximately $24 billion of committed capital under management as of April 30, 2012, and focus primarily on syndicated senior secured loans, high yield bonds, distressed debt, other liquid fixed income investments and other publicly traded debt securities: Ares Institutional Offshore Loan Fund, B.V., Ares Institutional Loan Fund, L.P., Ares Institutional Loan Fund B.V., Ares IIR CLO Ltd., Ares IIIR/IVR CLO Ltd., Ares IV CLO Ltd., Ares VR CLO Ltd., Ares VI CLO Ltd., Ares VIR CLO Ltd., Ares VII CLO Ltd., Ares VIII CLO Ltd., Ares IX CLO Ltd., Ares CLO X Ltd., Ares CLO XI Ltd., Ares CLO XII Ltd., Ares XVI CLO Ltd., Ares XVII CLO Ltd., Ares XVIII CLO Ltd., Ares XIX CLO Ltd., Ares XX CLO Ltd., Ares XXI CLO Ltd., Ares XXII CLO Ltd., Ares Euro CLO I B.V., Ares European CLO II B.V., OCI Euro Fund I, B.V., Ares NF CLO XIII Ltd., Ares NF CLO XIV Ltd., Ares NF CLO XV Ltd., Ares Enhanced Loan Investment Strategy, Ltd., Ares Enhanced Loan Investment Strategy IR Ltd., Ares Enhanced Loan Investment Strategy II Ltd., Ares Enhanced Loan Investment Strategy III, Ltd., Ares Enhanced Loan Investment Strategy III Euro B.V., Ares Enhanced Loan Investment Strategy VI, L.P., Ares SPC Luxembourg S.à r.l., Confluent 2 Limited, Ares Enhanced Credit Opportunities Fund L.P., Ares Enhanced Credit Opportunities Offshore Fund, Ltd., Ares Enhanced Credit Opportunities Master Fund, LP, Ares Enhanced Credit Opportunities Fund, Ltd., Ares Special Situations Fund, L.P., Global Loan Opportunities Fund B.V., ASSF I JM Ltd., DF US BD Holdings LLC, Ares Special Situations Fund I-B, L.P., DF US BD Holdings I-B LLC, ASSF I-B JM Ltd., Ares Special Situations Fund III, L.P., ASSF III JM Ltd., DF III US BD Holdings LLC, Ares Credit Strategies Fund I, L.P., Ares Strategic Investment Partners Ltd., Ares Strategic Investment Partners Offshore Ltd., Ares Strategic Investment Partners Europe B.V., Ares Strategic Investment Partners, L.P., Ares Strategic Investment Partners Europe Offshore B.V., Ares Strategic Investment Partners III, L.P., Ares Enhanced Credit Opportunities Market Fund II, Ltd., Ares Enhanced Credit Opportunities Offshore Fund II, Ltd., Ares Enhanced Credit Opportunities Fund II, Ltd., Ares Enhanced Credit Opportunities Fund II, L.P., Queen Street CLO I B.V., Queen Street CLO II B.V., and Indicus Credit Opportunity Fund, L.P.

        2.     Private Debt Group. The Ares Private Debt Group focuses primarily on non-syndicated first and second lien senior loans and mezzanine debt, which in some cases may include an equity component, and currently has approximately $21 billion of committed capital under management. Specifically, the Ares Private Debt Group manages the assets of, among other things: (i) ARCC; (ii) Ares CSF II, (iii) Ares Credit Strategies Fund III, L.P. and a related vehicle, Ares CSF III Luxembourg S.à. r.l (together with Ares Credit Strategies Fund III, L.P., "Ares CSF III"), (iv) Ares Mezzanine Partners, L.P., (vi) Ares Commercial Real Estate Corporation, and (vi) Ares' private debt middle-market financing activities in Europe, through the following subsidiaries of Ares Capital Europe, L.P. ("ACE LP"): Ares Capital Europe Limited, Ares Capital European Investments Limited, ACE Equity Holdco (Cayman) Ltd., ACE ESSLP Holdco (Cayman), L.P., and Ares Capital Europe (Luxembourg) S.á r.l. (collectively with ACE LP, "ACE").

        3.     Private Equity Group. The Ares Private Equity Group generally focuses on control-oriented investments or investments in under-capitalized companies or companies with capital structure issues in amounts substantially larger than those made by ARCC and currently manages Ares Corporate Opportunities Fund L.P., Ares Corporate Opportunities Fund II, L.P., ACOF II JM Ltd., Ares Corporate Opportunities Fund III, L.P., AF I US BD Holdings L.P., AF II US BD Holdings L.P., AF III US BD Holdings L.P., and Ares Corporate Opportunities Fund Asia, L.P. (collectively referred to as "ACOF") which together had approximately $10 billion of total committed capital under management as of April 30, 2012.

        In addition, Ares Management will from time-to-time make proprietary investments through Ares Investments Holdings LLC.

        Each of the above Existing Affiliated Funds is a separate and distinct legal entity and each relies on the exemption from registration as an investment company under the Act provided by Section 3(c)(1) or 3(c)(7) of the Act or by Rule 3a-7 promulgated thereunder.

        Each of the Existing Affiliated Funds is a Delaware limited partnership, Delaware limited liability company, or Delaware corporation except for:

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  Ares IIR CLO Ltd., Ares IIIR/IR CLO Ltd., Ares VR CLO Ltd., Ares VI CLO Ltd., Ares VIR CLO Ltd., Ares VII CLO Ltd., Ares VIII CLO Ltd., Ares IX CLO Ltd., Ares X CLO Ltd., Ares XI CLO Ltd., Ares XII CLO Ltd., Ares NF CLO XIII Ltd., Ares NF CLO XIV Ltd., Ares NF CLO XV Ltd., Ares XVI CLO Ltd., Ares XVII CLO Ltd., Ares XVIII CLO Ltd., Ares XIX CLO Ltd., Ares XX CLO Ltd., Ares XXI CLO Ltd., Ares XXII CLO Ltd., Ares Enhanced Loan Investment Strategy, Ltd., Ares Enhanced Loan Investment Strategy IR Ltd., Ares Enhanced Loan Investment Strategy II Ltd., Ares Enhanced Loan Investment Strategy III, Ltd., Ares Enhanced Credit Opportunities Offshore Fund, Ltd., Ares Enhanced Credit Opportunities Fund Ltd., Ares Strategic Investment Partners Ltd., Ares Strategic Investment Partners Offshore Ltd., ACE Equity Holdco (Cayman) Ltd., Ares Enhanced Credit Opportunities Master Fund II, Ltd., Ares Enhanced Credit Opportunities Offshore Fund II, Ltd., Ares Enhanced Credit Opportunities Fund II, Ltd., each of which is a Cayman Company;

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  Ares Capital Europe, L.P., Ares Credit Strategies I, L.P., Ares CSF II, Ares CSF III, Ares Corporate Opportunities Fund Asia, L.P., ACE ESSLP Holdco (Cayman), L.P. and Indicus Credit Opportunity Fund, L.P., each of which is a Cayman exempted limited partnership;

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  Global Loan Opportunities Fund B.V., Ares Euro CLO I B.V., Ares European CLO II B.V., OCI Euro Fund I, B.V., Ares Institutional Offshore Loan Fund B.V., Ares Institutional Loan Fund B.V., Ares Enhanced Loan Investment Strategy III Euro B.V., Ares Strategic Investment Partners Europe B.V., Ares Strategic Investment Partners Europe Offshore B.V., Queen Street CLO I B.V. and Queen Street CLO II B.V., each of which is a private company with limited liability incorporated under the laws of The Netherlands;

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  Ares Capital Europe Limited and Ares Capital European Investments Limited, each of which is a private company limited by shares incorporated under the laws of the United Kingdom & Wales;

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  Confluent 2 Limited, a single-member private company incorporated under the laws of the United Kingdom & Wales;

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  Ares SPC Luxembourg S.à r.l., Ares Capital Europe (Luxembourg) S.à r.l., and Ares CSF III Luxembourg S.à r.l, private companies with limited liability incorporated under the laws of Luxembourg; and

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  Ares Commercial Real Estate Corporation, a corporation incorporated under the laws of Maryland.

        The ARCC Funds and the Affiliated Funds require relief to co-invest because ACM and the Affiliated Investment Managers are under the common control of Ares Management LLC.

 II. RELIEF REQUESTED

A.    CO-INVESTMENT TRANSACTIONS

        1.     Mechanics of Co-Investment Transactions

        The Board believes that ARCC's investment adviser, ACM, is able to leverage the current investment platform, resources and existing relationships of Ares Management and its affiliated companies (collectively, "Ares") to provide ARCC with attractive investment opportunities. Due to the size of the Ares platform and the sheer number of investment opportunities presented to it, ACM could never be certain that it has been offered the opportunity to review every Potential Co-Investment Transaction merely considered by an Affiliated Fund. However, ACM and each investment manager to a Downstream Managed Fund (ACM and each investment manager, each, an "Adviser") will be notified of all Potential Co-Investment Transactions across the Ares platform that have been formally presented in writing to the investment committees of an Affiliated Fund that fit within the Objectives and Strategies11 of the ARCC Fund that the Adviser manages.

        When an Adviser is notified of a Potential Co-Investment Transaction in the manner described above, the Adviser will independently analyze and evaluate the investment opportunity as to its appropriateness for the ARCC Fund. In the case of ARCC, after ACM considers ARCC's investment objective and strategies, available funds, market conditions, regulatory requirements and other pertinent factors particular to ARCC (including applicable investment restrictions and the amount ARCC can invest in such investment), if it determines that the opportunity is appropriate for ARCC and an Affiliated Fund has also confirmed its desire to participate, ACM will forward the opportunity to the Board for consideration.12

        11  "Objectives and Strategies" means, solely for the purposes of this Order (i) in the case of ARCC, ARCC's investment objectives and strategies, as defined by the Board, including a Required Majority of the Board, from time to time using objective criteria and (ii) in the case of a Downstream Managed Fund, such Downstream Managed Fund's objectives and strategies as defined by such Downstream Managed Fund's investment adviser from time to time using objective criteria.

        12  For purposes of this Application, approval by the Board will be effected by the unanimous approval of a Co-Investment Approval Committee, which will consist of a required majority as defined in Section 57(o) (a "Required Majority") of the directors eligible to vote on the Co-Investment Transaction under Section 57(o) (the "Eligible Directors") (i.e., the Co-Investment Approval Committee is a committee comprised solely of ARCC's Independent Directors representing (i) a majority of the Independent Directors of ARCC and (ii) a majority of members of the Board who have no financial interest in such Co-Investment Transaction).

        With respect to Downstream Managed Funds, their respective investment managers will independently analyze and evaluate each investment opportunity referred to them by an Affiliated Fund. In connection with a Co-Investment Transaction between an Affiliated Fund, on the one hand, and a Downstream Managed Fund, on the other hand, the constituent documents for each of the Downstream Managed Funds require some form of independent approval of the transaction. Thus, each Downstream Managed Fund has a transaction committee or an advisory committee with at least one member who is not affiliated with any ARCC Fund or Affiliated Fund or who is an individual (otherwise unaffiliated with the Downstream Managed Fund or Ares generally) engaged by the Downstream Managed Fund solely for the purpose of providing an independent role (an "Independent Party") to approve or reject transactions with affiliated entities. All Co-Investment Transactions between a Downstream Managed Fund and an Affiliated Fund must be approved by the Downstream Managed Fund's Independent Party. For example, a Co-Investment Transaction between Ivy Hill I, on the one hand, and an Affiliated Fund, on the other hand, would require the approval of Ivy Hill I's Independent Party, i.e., the transaction committee of Ivy Hill I's board of directors, which includes the independent members of that board. Thus, in such Co-Investment Transaction, if the applicable Adviser determines that the opportunity is appropriate for the Downstream Managed Fund and an Affiliated Fund has confirmed its desire to also participate, the investment manager will forward the opportunity to the Downstream Managed Fund's Independent Party for consideration.

        Determinations regarding when an ARCC Fund or an Affiliated Fund will invest in a particular Potential Co-Investment Transaction are made solely by the specific fund's Adviser (or investment committee thereof), and then submitted for approval by the Board or an Independent Party, as applicable, in accordance with the conditions in this application. While the members of the various investment committees for the Affiliated Funds and the ARCC Funds may overlap in part, no investment committee of a fund makes investment decisions for another fund.

        All other subsequent activity (i.e., exits from or additional investments in a portfolio company, consisting of a debt or equity investment or warrants, or the exercise of conversion privileges or other similar rights to acquire additional securities of the issuer (any such additional investment, a "Follow-On Investment")) in respect of an investment acquired in a Co-Investment Transaction will be made in accordance with the terms and conditions set forth in this Application. In particular, the Board or Independent Party, as applicable, of each ARCC Fund that relies on the Order will either pre-approve that ARCC Fund's use of pro rata dispositions and Follow-On Investments as a procedure (in which case such disposition or Follow-On Investment does not need to be submitted to the ARCC Fund's Eligible Directors or Independent Party, as applicable) or, if the Board or Independent Party, as applicable, does not so pre-approve the use of pro rata dispositions and Follow-On Investments as a procedure, then all dispositions and Follow-On Investments, including pro-rata dispositions and Follow-On Investments, will be submitted to the ARCC Fund's Eligible Directors or Independent Party, as applicable, for approval. The Board or Independent Party, as applicable, of any ARCC Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors or Independent Party as applicable.

        2.     Reasons for Co-Investment Transactions

        ARCC, the Downstream Managed Funds, Ares CSF II, Ares CSF III and Ares Mezzanine Partners, L.P. are currently the only investment vehicles sponsored by Ares Management or ACM that focus primarily on investments in illiquid first and second lien senior loans and mezzanine debt in U.S. private companies. ACM's services to ARCC under the Investment Advisory Agreement are not exclusive and, accordingly, it and its affiliates may, consistent with its applicable fiduciary duties, furnish similar services to other entities, including entities with investment objectives similar to ARCC's investment objective.

        Though the primary investment focus of the ARCC Funds is currently different from that of the Affiliated Funds (other than Ares CSF II and Ares CSF III, which primarily make secondary purchases of senior and mezzanine debt of middle market companies, Ares Mezzanine Partners, L.P., which primarily makes investments in mezzanine debt and equity of middle market companies, and ACE, which primarily originates loans to non-U.S. companies), there nonetheless may be investment opportunities appropriate for, and that meet the investment objectives of, both an ARCC Fund and one or more of the Affiliated Funds. For example, while the Existing Affiliated Funds (other than Ares CSF II, Ares CSF III, Ares Mezzanine Partners, L.P. and ACE) that acquire debt primarily acquire syndicated or liquid debt, they may, on occasion, acquire illiquid debt in private companies. The ability to co-invest with Affiliated Funds would give ARCC more opportunities to provide capital to middle market companies, which ARCC believes currently have limited access to capital from traditional lending sources. Depending on prevailing market conditions, it would also result in increased income to ARCC, a wider universe of investment opportunities and a greater ability to structure deal terms that are favorable to ARCC. All of these benefits would, in turn, enhance value for ARCC's shareholders.

        Indeed, ARCC's inability to co-invest with the Existing Affiliated Funds has in the past and, absent the issuance of the requested Order, will continue to in the future result in the loss of beneficial investment opportunities for ARCC and, in turn, adversely affect ARCC's shareholders. For example, the amount of ARCC's available capital, diversification requirements imposed by the Internal Revenue Code of 1986, as amended, and other factors may preclude ARCC from providing to a borrower the entire amount of financing being sought by such borrower. While the investment opportunity may be one in which it is appropriate for one or more Affiliated Funds to participate (in which case such Affiliated Funds could fill the "gap" in ARCC's financing capabilities), absent the issuance of the requested Order, such participation would not be an option and ARCC would, as a result, lose the investment opportunity.

        Current credit market conditions have led to a decline in the availability of capital, thereby creating more opportunities for ARCC to make investments consistent with its investment objective and allowing ARCC to focus on transactions where its competitive advantages are strongest. The ability to commit larger amounts of financing to portfolio companies in a Co-Investment Transaction would give ARCC greater flexibility to make larger financing commitments, which would, among other things, increase income to ARCC. In addition, increasing the opportunities available to ARCC with a co-investment structure would generate greater deal flow, broaden the market relationships of ARCC and allow ARCC to be more selective in choosing its investments so that ARCC can pursue the most attractive risk-adjusted investments and optimize its portfolio. Enhanced selectivity and more favorable deal terms, pricing and structure would also likely lead to closer relationships between portfolio companies and ARCC. All of these benefits would, in turn, enhance value for ARCC's shareholders.

        In addition to deal flow, the Ares investment platform assists ACM in analyzing, structuring and monitoring investments. Ares' senior principals have worked together for over 12 years and have an average of over 20 years experience investing in senior loans, high yield bonds, mezzanine debt and private equity securities. ARCC has access to the Ares staff of more than 225 investment professionals and to more than 250 administrative professionals who provide assistance in accounting, legal, compliance, operations, technology and investor relations. The ability to co-invest with the Affiliated Funds on the terms and conditions outlined in this Application would give ARCC the opportunity to more effectively leverage these resources and greater flexibility to pursue attractive investments that would otherwise have been unavailable to ARCC. This will benefit ARCC's shareholders while ensuring that any such co-investment transactions are "consistent with the provisions, policies, and purposes of the Act" and provide for participation by ARCC not "on a basis different from or less advantageous than that of other participants."

        Ares Management and its controlled Affiliates that manage the Affiliated Funds are exposed to a large number of investment opportunities that could potentially be appropriate for and attractive to

ARCC. Applicants believe that if ARCC were able to co-invest with the Affiliated Funds to the extent contemplated in this Application, ARCC could access potentially accretive investment opportunities that would not otherwise be available to it. In such cases, ACM would independently analyze the suitability of such potential investment vis-à-vis ARCC's investment objective and the state of its investment portfolio at that time. Based on such analyses (performed separately for each such investment proposal), ACM would determine which opportunities are consistent with ARCC's investment objective and present such opportunities for the consideration of the Board in accordance with the terms of this Application.

        In addition, ACM will present to the Board, on a quarterly basis, a record of any investments in Potential Co-Investment Transactions consummated by any Affiliated Funds during the preceding quarter that fell within ARCC's then-current Objectives and Strategies and were formally presented in writing to the investment committees of such Affiliated Funds that were not made available to ARCC, and an explanation of why the investment opportunities were not made available to ARCC.

        ARCC believes it is appropriate to have the Board set the Objectives and Strategies related to asset class, minimum return, liquidity and size of investment as well as any control or management rights available to ARCC in connection with this reporting requirement and in connection with the process of referring Potential Co-Investment Transactions, as discussed above. Investment vehicles that are not subject to any leverage restrictions (like most of the Affiliated Funds) can pursue a lower return than what ARCC generally pursues given its leverage restrictions. The Affiliated Funds may also pursue investments with more liquidity, of a larger size or with less control over the portfolio company than ARCC generally pursues given its investment objective and BDC status. As discussed, co-investment is in the best interests of shareholders of ARCC, and defining specific parameters for these purposes ensures that the Board will be able to focus only on those opportunities in which ARCC may actually choose to invest instead of being overwhelmed by information relating to other opportunities that would not (or could not) otherwise be pursued by ARCC. Such parameters may change over time as markets and ARCC's available capital change as well as in light of a variety of other factors, and as a result ARCC believes that, for purposes of referrals and the reporting requirement, the Board should revisit such parameters from time to time, depending on market conditions, ARCC's available capital and a variety of other factors.

        The same rationale supporting ARCC's participation in Co-Investment Transactions also applies to participation by the Downstream Managed Funds in Co-Investment Transactions. Although the Downstream Managed Funds ordinarily will not have boards of directors in the traditional corporate sense or as contemplated under the Act, each Downstream Managed Fund has an Independent Party that will perform the same type of analyses and make the same types of determinations regarding a prospective Co-Investment Transaction as the Board would perform under the circumstances indicated above.

B.    JOINT FOLLOW-ON TRANSACTIONS AND JOINT EXIT TRANSACTIONS

        1.     Mechanics.

As a result of the expansion of the business of Ares and ARCC, there may be instances where an ARCC Fund and Affiliated Fund find themselves holding securities in the same portfolio company of the same or a different class, but where the respective acquisitions of those securities did not occur at the same time or otherwise implicate the joint transaction proscriptions of Section 57(a)(4). In these scenarios, no issue arose under Section 57 when the original investments were made, and it is possible that either or both funds may exit the investment or complete a Follow-On Investment, also without implicating Section 57(a), in which case relief of the type being sought in this Application would not be required. If, however, either the ARCC Fund or the Affiliated Fund wishes to exit the investment, or make a Follow-On Investment in that portfolio company, and Section 57(a)(4) is implicated (those situations where Section 57(a)(4) was not implicated when the initial investments were made, but where Section 57(a)(4) is implicated in connection with the exit from, or additional acquisition of, such investment are referred to as "Joint Exit Transactions" and "Joint Follow-On Transactions," respectively), the procedures set forth in the conditions must be followed to ensure fairness.

        2.     Ensuring Fairness in Joint Follow-On Transactions and Joint Exit Transactions.

        Upon issuance of the requested Order, Joint Follow-On Transactions and Joint Exit Transactions may arise as described above. In connection with Joint Follow-On Transactions and Joint Exit Transactions, the protocols set forth in the conditions are designed to ensure the fairness of those transactions to the participating ARCC Funds.

        The conditions contribute to the fairness of Joint Follow-On Transactions and Joint Exit Transactions by eliminating the ability of the Affiliated Funds to participate in those transactions on a basis that is more advantageous than the participation of the ARCC Funds. Thus, by requiring, among other things, that such transactions are completed at the same time (except that the settlement date for an Affiliated Fund in a Joint Follow-On Transaction may occur up to seven days after the settlement date for an ARCC Fund, and vice-versa), for the same price and other terms, or are approved by the Board or the Independent Party of an ARCC Fund, as applicable and as required by the conditions, the opportunity for overreaching by the Affiliated Funds vis-à-vis the ARCC Funds is eliminated.

        3.     Rationale for Joint Exit and Joint Follow-On Transactions

        As described above, an ARCC Fund and an Affiliated Fund may find themselves holding investments in the same portfolio company of the same or a different class, but where the respective acquisitions of those investments did not implicate the joint transaction proscriptions of Section 57(a)(4), and therefore the investments were not made through a Co-Investment Transaction. As the Co-Investment Transaction model is not implicated in these situations, a question arises as to how to ensure that an exit from or a Follow-On Investment in a portfolio company in this situation is made on terms that are fair and equitable and do not harm ARCC's shareholders or a Downstream Fund's interest holders, as applicable.

        A method for exiting and for completing Follow-On Investments in the described situation may be necessary because at times it will be in the best interests of the shareholders of ARCC and the interest holders of the Downstream Managed Funds to be able to exit from, and complete Follow-On Investments in, investments when an Affiliated Fund holds a different investment in the same issuer and the different investments were acquired under circumstances that did not implicate Section 57(a)(4). If the respective funds are not able to exit such investments or complete Follow-On Investments in respect of such investments, then the respective funds may be forced to hold an investment when it is no longer viewed as potentially accretive (in the case of exits) or when more attractive investment opportunities are available (in the case of Follow-On Investments).

        With respect to Joint Follow-On Transactions, Applicants believe that the conditions set forth herein will provide appropriate protection to ARCC's shareholders. The fact that the Joint Follow-On Transaction would be effected at a time when the ARCC Fund and the Affiliated Fund already have respective positions in the portfolio company would seem to be ably addressed by the requirement that the Board, or the Independent Party of a Downstream Managed Fund, as applicable, make certain findings regarding the fact that the proposed Joint Follow-On Transaction is in the best interests of ARCC's shareholders or a Downstream Managed Fund's interest holders, as applicable.

        With respect to Joint Exit Transactions, Applicants see no basis to impose greater restrictions than those that would be imposed under the traditional co-investment order templates. There will be times when it will be in the best interests of ARCC's shareholders, or a Downstream Managed Fund's interest holders, for the ARCC Fund to divest of a position also held by an Affiliated Fund. Assuming, as Applicants do here, that the ARCC Fund and the Affiliated Fund came to and have maintained their respective positions in the portfolio company separately (i.e., Section 57(a)(4) has not been implicated in their circumstances prior to seeking the disposition in question), the layering of additional conditions to a disposition would serve no shareholder protection or policy purpose. Stated differently, the fact that the various conditions typically imposed on the acquisition side of a co-investment program were not applicable to the disjointed acquisitions here should not impact or change the analysis. Those conditions have historically been imposed to ensure that investments made under circumstances which Congress in Section 57(a)(4) identified as presumptively abusive—i.e., where a BDC and an affiliate are acting jointly by investing in the same issuer in some concerted way—were the subject of a protocol designed to prevent the abuse through specific limitations and proactive board involvement, as appropriate. Where, as here, no such presumptively abusive transaction has occurred as a predicate, imposition of the conditions would seem to gratuitously impose a burden for a problem that does not exist. As a result, Applicants believe that applying conditions to the exit or Follow-On Investment, as applicable, itself, but not adding any other additional conditions, appropriately protects the interests of ARCC's shareholders and the Downstream Managed Funds' interest holders.

C.    APPLICABLE LAW

        1.     Sections 57(a)(4) and 57(i) of the Act, and Rule 17d-1 thereunder.

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, from acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.

        In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the BDC in such joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

        2.     Section 57(b) of the Act and Rule 57b-1 thereunder.

        Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D) an affiliated person of such person.

        Rule 57b-1 under the Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

        Section 2(a)(9) defines "control" as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

        Sections 2(a)(3)(C) and (D) define an "affiliated person" of another person as: "(C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person."

D.    NEED FOR RELIEF

        Co-Investment Transactions, Joint Follow-On Transactions and Joint Exit Transactions would be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Funds fall within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder. The ARCC Funds and each of the Affiliated Funds may be deemed to be affiliated persons within the meaning of Section 2(a)(3) by reason of common control because (i) Ares Management or controlled Affiliates of Ares Management manage each of the Affiliated Funds, (ii) Ares Management controls ACM, which manages ARCC pursuant to the Investment Advisory Agreement and (iii) currently certain of the Downstream Managed Funds are managed by, and pay advisory fees to, Ivy Hill, and now certain of the Downstream Managed Funds are, and in the future one or more of these funds may be, serviced and/or managed by ARCC or certain of ARCC's controlled portfolio companies. Thus, each of the Affiliated Funds could be deemed to be a person related to the ARCC Funds in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in Co-Investment Transactions, Joint Follow-On Transactions and Joint Exit Transactions.

E.    REQUESTED RELIEF

        Accordingly, Applicants respectfully request an Order of the Commission, subject to the terms set forth in the Application, pursuant to Section 57(i) and Rule 17d-l to permit the ARCC Funds to participate in Co-Investment Transactions, Joint Follow-On Transactions and Joint Exit Transactions with Affiliated Funds.

F.     PRECEDENTS

         The Commission has granted co-investment relief on numerous occasions in recent years.13 Although allocation formulae, approval procedures and presumptions may differ in detail as a result of circumstances and structures being different for each applicant, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. We note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by Medley Capital Corporation and its affiliates, for which an order was granted on March 26, 2012 (the "Medley Order")14; to the extent the requested relief varies from the Medley Order, the variations reflect the size and specific business structure of Ares, the ARCC Funds and the Affiliated Funds, as well as the greater complexity of their organization in general. Indeed, the Medley Platform includes two affiliated advisers of the BDC's adviser and four existing funds that are prohibited from completing "joint transactions" with the BDC, whereas in the Ares platform there are over 55 Affiliated Investment Managers and over 85 Existing Affiliated Funds.

         13  Medley Capital Corporation, et al. Release No. IC-30009 (Mar. 26, 2012) (order), Release No. IC- 29968 (Feb. 27, 2012) (notice); NGP Capital Resources Company, et al. Release No. IC-29860 (Nov. 10, 2011) (order), Release No. IC-29831 (Oct. 7, 2011) (notice); Ridgewood Capital Energy Growth Fund, LLC, et. al. (File No. 812-13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice); Main Street Capital Corporation, et. al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et. al. (File No. 812-12934), Release No. IC-27150 (Nov. 22, 2005) (order), Release No. IC-27120 (October 25, 2005) (notice); meVC Draper Fisher Jurvetson Fund I, Inc., et al. (File No. 812-11998), Release No. IC-24556 (July 11, 2000) (order), Release No. IC- 24496 (June 13, 2000) (notice); Berthel Growth & Income Trust I, et al. (File No. 812-10830), Release No. IC-23864 (June 8, 1999) (order), Release No. IC- 23825 (May 12, 1999) (notice); Technology Funding Venture Capital Fund VI, LLC, et al. (File No. 812-11006), Release No. IC-23610 (Dec. 18, 1998) (order), Release No. IC- 23573 (Nov. 25, 1998) (notice); MACC Private Equities Inc., et al. (File No. 812-11148), Release No. IC-23518 (Nov. 3, 1998) (order), Release No. IC- 23478 (Oct. 6, 1998) (notice); Brantley Capital Corporation, et al. (File No. 812-10544), Release No. IC-22893 (Nov. 18, 1997) (order), Release No. IC-22864 (Oct. 21, 1997) (notice); Renaissance Capital Growth & Income Fund III. Inc. (File No. 812-10354), Release No. IC-22428 (Dec. 31, 1996) (order), Release No. IC-22378 (Dec. 6, 1996) (notice); Sherrv Lane Growth Fund. Inc. (File No. 812-10082), Release No. IC-22130 (Aug. 9, 1996) (order), Release No. IC-22060 (July 10, 1996) (notice); Access Capital Strategies Community Investment Fund. Inc. (File No. 812-9786), Release No. IC-21898 (Apr. 16, 1996) (order), Release No. IC-21836 (Mar. 20, 1996) (notice); Ridgewood Electric Power Trust III (File No. 812-9558), Release No. IC-21589 (Dec. 11, 1995) (order), Release No. IC-21472 (Nov. 3, 1995) (notice); MAC Private Equities Inc., (File No. 812-9028), Release No. IC20887 (Feb. 7, 1995) (order), Release No. IC-20831 (Jan. 12, 1995) (notice); Corporate Renaissance Group, Inc. (File No. 812-8978), Release No. IC-20690 (Nov. 8, 1994) (order), Release No. IC-20617 (Oct. 13, 1994) (notice); ML Venture, Partners II. L.P. (File No. 812-7841), Release No. IC-18700 (May 11, 1992) (order), Release No. IC-18652 (Apr. 13, 1992) (notice); Equus Capital Partners. L.P. (File No. 812-7272), Release No. IC-18105 (Apr. 18, 1991) (order), Release No. IC-18058 (Mar. 21, 1991) (notice); Equitable Capital, Partners, L.P. (File No. 812-7328), Release No. IC-17925 (Dec. 31, 1990) (order), Release No. IC-17894 (Dec. 5, 1990) (notice); Technology Funding Partners III, L.P. (File No. 812-7355), Release No. IC-17571 (July 5, 1990) (order), Release No. IC-17523 (June 6, 1990) (notice); Berkshire, Partners III, L.P., (File No. 812-7335), Release No. IC-17533 (June 14, 1990) (order), Release No. IC-17496 (May 17, 1990) (notice); ML-Lee Acquisition Fund II, L.P., (File No. 812-7133), Release No. IC-17123 (Sept. 1, 1989) (order), Release No. IC-17101 (Aug. 7, 1989) (notice); The Prospect Group Opportunity Fund, Inc., (File No. 812-7024), Release No. IC16841 (Feb. 27, 1989) (order), Release No. IC-16774 (Jan. 24, 1989) (notice).

         14  See note 12, supra.

G.    APPLICANT'S LEGAL ANALYSIS

        In accordance with Rule 17d-1 (made applicable to BDCs pursuant to Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the ARCC Funds (or any person they control) in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Necessarily, an analysis of whether exemptive relief is appropriate in a particular case depends upon the specific facts and circumstances of that case.

        As required by Rule 17d-1(b), the terms and conditions proposed in the Application ensure that the terms on which Co-Investment Transactions, Joint Follow-On Transactions and Joint Exit Transactions may be made are consistent with the participation of the ARCC Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the shareholders or interest holders of any participant from being disadvantaged. For each Co-Investment Transaction, if the aggregate amount recommended to be invested by the ARCC Fund in such Co-Investment Transaction, together with the amount proposed to be invested by all Affiliated Funds in the same Co-Investment Transaction, exceeds the amount of the investment opportunity, the amount of the investment opportunity will be allocated among them pro rata based on the amount that each such party would have invested if the amount of the investment opportunity was sufficient to satisfy each party's proposed investment.

        Further, the terms and conditions will ensure that all Co-Investment Transactions are reasonable and fair to the ARCC Funds and the Affiliated Funds and do not involve overreaching by any person concerned, including ACM. The decision for ARCC to participate in any Co-Investment Transaction will be based on the recommendation of ACM and the approval of a Required Majority of the Eligible Directors, or in the case of any Downstream Managed Fund, based on the recommendation of its investment manager and the approval of its Independent Party.

H.    CONDITIONS

        Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1.
When an investment adviser or manager, as applicable, of an ARCC Fund (each, an "Adviser") is notified of a Potential Co-Investment Transaction that falls within an ARCC Fund's then-current Objectives and Strategies, the Adviser will make an independent determination of the appropriateness of the investment for the ARCC Fund in light of the ARCC Fund's then-current circumstances.

2.	(a)
If the Adviser deems the ARCC Fund's participation in any Potential Co-Investment Transaction to be appropriate for the ARCC Fund, it will then determine an appropriate level of investment for the ARCC Fund.
(b)
If the aggregate amount recommended by the Adviser to be invested in the Potential Co-Investment Transaction by the ARCC Fund and the Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each party will be allocated among them pro rata based on the amount that each such party would have invested if the amount of the investment opportunity was sufficient to satisfy each party's proposed investment.

  (c)
  After making the determinations required in conditions 1 and 2(a), the Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each Affiliated Fund) to the Eligible Directors or Independent Party, as applicable, for their consideration. An ARCC Fund will co-invest with an Affiliated Fund in the Potential Co-Investment Transaction only if, prior to participating in such Potential Co-Investment Transaction a Required Majority or the Independent Party, as applicable, concludes that:

  (i)
  the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to ARCC and its shareholders or the Downstream Managed Fund and its interest holders, as applicable, and do not involve overreaching in respect of ARCC or its shareholders or the Downstream Managed Fund or its interest holders on the part of any person concerned;

  (ii)
  the transaction is consistent with:

  (A)
  the interests of ARCC's shareholders or a Downstream Managed Fund's interest holders, as applicable; and

  (B)
  the ARCC Fund's investment objective and strategies, (which in the case of ARCC shall be as described in ARCC's registration statements on Form N-2 and other filings made with the Commission by ARCC under the Securities Act of 1933, any reports filed by ARCC with the Commission under the Securities Exchange Act of 1934 and ARCC's reports to shareholders);

  (iii)
  the investment by the Affiliated Fund(s) would not disadvantage the ARCC Fund, and participation by the ARCC Fund would not be on a basis different from (except that the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to seven days after the settlement date for the ARCC Fund, and vice-versa) or less advantageous than that of such Affiliated Fund(s); provided that, if an Affiliated Fund, but not the ARCC Fund, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event will not be interpreted to prohibit the Required Majority or Independent Party, as applicable, from reaching the conclusions required by this condition 2(c)(iii), if:

  (A)
  the Eligible Directors or Independent Party, as applicable, will have the right to ratify the selection of such director or board observer, if any;

  (B)
  the Adviser agrees to, and does, provide periodic reports to the Board or Independent Party, as applicable, with respect to the actions of the director or the information received by the board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

  (C)
  any fees or other compensation that any Affiliated Fund or any affiliated person of any Affiliated Fund receives in connection with the right of the Affiliated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the Affiliated Fund (who may, in turn, share its portion with its affiliated persons) and the participating ARCC Fund in accordance with the amount of each party's investment; and

  (iv)
  the proposed investment by the ARCC Fund will not benefit ACM, Ares Management or any Affiliated Fund or any affiliated person of any of them (other than the parties to the

      Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e) or 57(k) of the Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.
Each ARCC Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount offered to the ARCC Fund.

4.
Each Adviser will present to the Board or Independent Party, as applicable, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions consummated by any Affiliated Funds during the preceding quarter that fell within the ARCC Fund's then-current Objectives and Strategies and were formally presented in writing to the investment committees of such Affiliated Funds that were not made available to the ARCC Fund, and an explanation of why the investment opportunities were not made available to the ARCC Fund. All information presented to the Board pursuant to this condition will be kept for the life of ARCC and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.
Except for Follow-On Investments made in accordance with condition 8, an ARCC Fund will not invest in reliance on the Order in any issuer in which (i) an Affiliated Fund is an existing investor, (ii) any person described in Section 57(b) (other than by reason of the reference in Section 57(b)(2) to Section 2(a)(3)(D) insofar as certain Affiliated Funds are structured as partnerships) in relation to an ARCC Fund that the Adviser knows or reasonably should know is an existing investor, or (iii) any person described in Section 57(e) in relation to an ARCC Fund that the Adviser knows is an existing investor.

6.
The ARCC Funds will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date (except that the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to seven days after the settlement date for an ARCC Fund, and vice-versa) and registration rights (if any) will be the same for each participating ARCC Fund and Affiliated Fund. The grant to an Affiliated Fund, but not an ARCC Fund, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.	(a)	If an Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in an investment that was acquired in a Co-Investment Transaction or engage in a Joint Exit Transaction (involving the same investment or a different investment), the Adviser will:
(i)
notify each ARCC Fund that participated in the Co-Investment Transaction or that holds the investment implicated by the Joint Exit Transaction of the proposed disposition at the earliest practical time; and
		(ii)	formulate a recommendation as to participation by such ARCC Funds in the proposed disposition.
(b)
Each such ARCC Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Fund(s).

	(c)	Each such ARCC Fund may participate in such disposition without obtaining prior approval of the Required Majority of Independent Party, as applicable, if: (i) the proposed participation of such ARCC Fund(s) and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board or Independent Party, as applicable, has approved as being in the best interests of such ARCC Fund(s) the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board or Independent Party, as applicable, of such ARCC Fund(s) is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to such ARCC Fund(s)' participation to the Eligible Directors or Independent Party, as applicable, and such ARCC Fund(s) will participate in such disposition solely to the extent that a Required Majority or Independent Party, as applicable, determines that it is in such ARCC Fund(s)' best interests.
	(d)	Each Affiliated Fund and ARCC Fund participating in such disposition will bear its own expenses in connection with any such disposition.
8.	(a)
If an Affiliated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction or to engage in a Joint Follow-On Transaction (involving the same investment or a different investment), the Adviser will:
(i)
notify each ARCC Fund that participated in the Co-Investment Transaction or that holds the investment implicated by the Joint Follow-On Transaction of the proposed transaction at the earliest practical time; and
(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by such ARCC Fund(s).
(b)
Each such ARCC Fund will have the right to participate in such Follow-On Investments on a proportionate basis, at the same price and on the same terms (except to the extent that the settlement dates may differ as contemplated in conditions 2 and 6) and conditions as those applicable to the participating Affiliated Fund(s).
(c)
Each such ARCC Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of such ARCC Fund(s) and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board or Independent party, as applicable, of such ARCC Fund(s) has approved as being in the best interests of the ARCC Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Adviser will provide its written recommendation as to such ARCC Fund(s)' participation to the Eligible Directors or Independent Party, as applicable, and such ARCC Fund(s) will participate in such Follow-On Investment solely to the extent that a Required Majority or Independent Party, as applicable, determines that it is in such ARCC Fund(s)' best interests.

(d)	If, with respect to any Follow-On Investment:
	(i)	the amount of the opportunity is not based on the ARCC Fund's and the Affiliated Fund(s)' outstanding investments immediately preceding the Follow-On Investment; and
(ii)
the aggregate amount recommended by the Adviser to be invested by such ARCC Fund(s) in the Follow-On Investment, together with the amount proposed to be invested by each Affiliated Fund in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on the amount that each such party would have invested if the amount of the investment opportunity was sufficient to satisfy each party's proposed investment.
(e)
The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this application.
9.
The Independent Directors or Independent Party, as applicable, will be provided quarterly for review all information concerning Potential Co-Investment Transactions that fell within the ARCC Fund's then current Objectives and Strategies and Co-Investment Transactions for the applicable ARCC Fund that were consummated by an Affiliated Fund, including investments made by Affiliated Funds that were formally presented to the ARCC Fund's investment committee or similar governing body in writing, but that the ARCC Fund declined to participate in, so that the Independent Directors or Independent Party, as applicable, may determine whether all Potential Co-Investment Transactions that fell within the ARCC Fund's then current Objectives and Strategies presented to the ARCC Fund's investment committee or similar governing body for consideration in writing but were declined and Co-Investment Transactions made during the preceding quarter by an Affiliated Fund, comply with the conditions of the Order. In addition, the Independent Directors and all Independent Parties will consider at least annually the continued appropriateness for the ARCC Funds of participating in new and existing Co-Investment Transactions.

10.
ARCC will maintain the records required by Section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f).

11.
No Independent Director will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act) of any Downstream Managed Fund or any Affiliated Fund.

12.
The expenses, if any, associated with acquiring, holding or disposing of any investments acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such investments registered for sale under the Securities Act of 1933) will, to the extent not payable by ACM, Ivy Hill or Ares Management under their respective investment advisory agreements with the ARCC Funds and the Affiliated Funds, be shared by the co-investors in proportion to the relative amounts of the investments held or being acquired or disposed of, as the case may be.

13.
Any transaction fee (including break-up, structuring or commitment fees but excluding broker's fees contemplated by Section 57(k) of the Act, as applicable, and agency fees payable to a party acting as agent (or in a similar role) in respect of an investment) received in connection with a Co-Investment Transaction will be distributed to the participating ARCC Fund(s) and Affiliated Fund(s) on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating ARCC Fund(s) and the Affiliated Fund(s) based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, Ares Management, ACM, Ivy Hill or an Affiliate of the foregoing (other than the ARCC Funds) will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) as set forth in this condition 13, (b) in the case of the ARCC Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 3(c)(iii)(C), and (c) investment advisory fees paid in accordance with the agreements with each Affiliated Fund or ARCC Fund).

 III. PROCEDURAL MATTERS

A.    COMMUNICATIONS

        Please address all communications concerning this Application and the Notice and Order to:

Michael Arougheti
President
Ares Capital Corporation
245 Park Avenue, 44th Floor
New York, NY 10167
(212) 750-7300

and

Michael Weiner
General Counsel
Ares Management LLC
2000 Avenue of the Stars, 12th Floor
Los Angeles, CA 90067
(310) 201-4200

and

Joshua M. Bloomstein
General Counsel
Ares Capital Corporation
245 Park Avenue, 44th Floor
New York, NY 10167
(212) 750-7300

        Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Monica Shilling
Proskauer Rose LLP
2049 Century Park East, 32nd Floor
Los Angeles, CA 90067
(310) 557-2900

and

Steven B. Boehm
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
(202) 383-0100

B.    AUTHORIZATION

        All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 23rd day of July, 2012.

ARES CAPITAL CORPORATION
By:	/s/ Joshua M. Bloomstein Name: Joshua M. Bloomstein Title: General Counsel

ARES CAPITAL MANAGEMENT LLC, ARES MANAGEMENT LLC, ARES MANAGEMENT LIMITED, ARES INSTITUTIONAL LOAN FUND GP, LLC, ARES CLO MANAGEMENT IIR, L.P., ARES CLO MANAGEMENT IIIR/IVR, L.P., ARES CLO MANAGEMENT VR, L.P., ARES CLO MANAGEMENT VIR, L.P., ARES CLO MANAGEMENT VII, L.P., ARES CLO MANAGEMENT VIII, L.P., ARES CLO MANAGEMENT IX, L.P., ARES CLO MANAGEMENT X, L.P., ARES CLO MANAGEMENT XI, L.P., ARES CLO MANAGEMENT XII, L.P., ARES NF CLO XIII MANAGEMENT, L.P., ARES NF CLO XIV MANAGEMENT, L.P., ARES NF CLO XV MANAGEMENT, L.P., ARES CLO MANAGEMENT XVI, L.P., ARES CLO MANAGEMENT XVII, L.P., ARES CLO MANAGEMENT XVIII, L.P., ARES CLO MANAGEMENT XIX, L.P., ARES CLO MANAGEMENT XX, L.P., ARES CLO MANAGEMENT XXI, L.P., ARES CLO MANAGEMENT XXII, L.P., ARES ENHANCED LOAN MANAGEMENT, L.P., ARES ENHANCED LOAN MANAGEMENT IR, L.P., ARES ENHANCED LOAN MANAGEMENT II, L.P., ARES ENHANCED LOAN MANAGEMENT III, L.P., ARES ENHANCED LOAN INVESTMENT STRATEGY ADVISOR IV, L.P., AELIS VI OPERATING MANAGER, LLC, ARES WLP MANAGEMENT L.P., ASSF OPERATING MANAGER III, LLC, ARES SPC HOLDINGS, L.P., ARES SPC HOLDINGS GP LLC, ARES PRIVATE ACCOUNT MANAGEMENT I, L.P.,

ARES ENHANCED CREDIT OPPORTUNITIES GP, LLC, ARES ENHANCED CREDIT OPPORTUNITIES FUND MANAGEMENT, L.P., ASSF OPERATING MANAGER, LLC, ARES CSF OPERATING MANAGER I, LLC, ARES CSF OPERATING MANAGER II, LLC, ARES CSF III INVESTMENT MANAGEMENT, LLC, ACOF OPERATING MANAGER, L.P., ACOF OPERATING MANAGER II, L.P., ACOF OPERATING MANAGER III, LLC, ARES MEZZANINE MANAGEMENT LLC, ARES CAPITAL EURO GP, L.P., ARES STRATEGIC INVESTMENT GP, LLC, ARES STRATEGIC INVESTMENT MANAGEMENT LLC, ASIP OPERATING MANAGER III, LLC, ARES ASIA MANAGEMENT, LTD., ARES ASIA MANAGEMENT (HK), LIMITED, ARES COMMERCIAL REAL ESTATE MANAGEMENT LLC, ARES COMMERCIAL REAL ESTATE MANAGER LLC, ARES COMMERCIAL REAL ESTATE SERVICER LLC, IVY HILL ASSET MANAGEMENT L.P., IHSM LLC, A.C. CORPORATION, ARES INVESTMENTS LLC, ARES INVESTMENTS HOLDINGS LLC, ARES INSTITUTIONAL OFFSHORE LOAN FUND, B.V., ARES INSTITUTIONAL LOAN FUND, L.P., ARES INSTITUTIONAL LOAN FUND B.V., ARES IIR CLO LTD., ARES IIIR/IVR CLO LTD., ARES VR CLO LTD., ARES VI CLO LTD., ARES VIR CLO LTD., ARES VII CLO LTD., ARES VIII CLO LTD., ARES IX CLO LTD., ARES X CLO LTD., ARES XI CLO LTD., ARES XII CLO LTD., ARES XVI CLO LTD., ARES XVII CLO LTD., ARES XVIII CLO LTD., ARES XIX CLO LTD., ARES XX CLO LTD., ARES XXI CLO LTD., ARES XXII CLO LTD., ARES EURO CLO I B.V., ARES EUROPEAN CLO II B.V., OCI EURO FUND I, B.V., ARES NF CLO XIII LTD., ARES NF CLO XIV LTD., ARES NF CLO XV LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY, LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY IR LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY II LTD.,

ARES ENHANCED LOAN INVESTMENT STRATEGY III, LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY III EURO B.V., ARES ENHANCED LOAN INVESTMENT STRATEGY VI, L.P., ARES SPC LUXEMBOURG S.À R.L., CONFLUENT 2 LIMITED, ARES ENHANCED CREDIT OPPORTUNITIES FUND, L.P., ARES ENHANCED CREDIT OPPORTUNITIES OFFSHORE FUND, LTD., ARES ENHANCED CREDIT OPPORTUNITIES MASTER FUND, L.P., ARES ENHANCED CREDIT OPPORTUNITIES FUND LTD., GLOBAL LOAN OPPORTUNITIES FUND B.V., ARES SPECIAL SITUATIONS FUND, L.P., ASSF I JM LTD., DF US BD HOLDINGS LLC, ARES SPECIAL SITUATIONS FUND I-B, L.P., DF US BD HOLDINGS I-B LLC, ASSF I-B JM LTD., ARES SPECIAL SITUATIONS FUND III, L.P., ASSF III JM LTD., DF III US BD HOLDINGS LLC, ARES CREDIT STRATEGIES FUND I, L.P., ARES CREDIT STRATEGIES FUND II, L.P., ARES CREDIT STRATEGIES FUND III, L.P., ARES CSF III LUXEMBOURG S.À R.L., ARES CORPORATE OPPORTUNITIES FUND, L.P., ARES CORPORATE OPPORTUNITIES FUND II, L.P., ACOF II JM LTD., ARES CORPORATE OPPORTUNITIES FUND III, L.P., ARES CORPORATE OPPORTUNITIES FUND ASIA, L.P., AF I US BD HOLDINGS L.P., AF II US BD HOLDINGS L.P., AF III US BD HOLDINGS L.P., ARES MEZZANINE PARTNERS, L.P., ARES CAPITAL EUROPE LIMITED, ARES CAPITAL EUROPEAN INVESTMENTS LIMITED, ARES CAPITAL EUROPE, L.P., ARES CAPITAL EUROPE (LUXEMBOURG) S.À.R.L., ARES STRATEGIC INVESTMENT PARTNERS LTD., ARES STRATEGIC INVESTMENT PARTNERS OFFSHORE LTD., ARES STRATEGIC INVESTMENT PARTNERS, L.P., ARES STRATEGIC INVESTMENT PARTNERS EUROPE B.V., ARES STRATEGIC INVESTMENT PARTNERS EUROPE OFFSHORE B.V., ARES STRATEGIC INVESTMENT PARTNERS III, L.P.,

ARES CAPITAL CP FUNDING LLC, IVY HILL MIDDLE MARKET CREDIT FUND, LTD., IVY HILL MIDDLE MARKET CREDIT FUND II, LTD., IVY HILL MIDDLE MARKET CREDIT FUND III, LTD., IVY HILL SENIOR DEBT FUND, L.P., IVY HILL SENIOR DEBT FUNDING 2007-1, IVY HILL SENIOR DEBT FUND, LTD., COLTS 2005-1 LTD., COLTS 2005-2 LTD., COLTS 2007-1 LTD., FIRSTLIGHT FUNDING I, LTD., KNIGHTSBRIDGE CLO 2007-1 LIMITED, EMPORIA PREFERRED FUNDING I, LTD., EMPORIA PREFERRED FUNDING II, LTD., EMPORIA PREFERRED FUNDING III, LTD., ARES PRIVATE DEBT STRATEGIES II, L.P., ARES PRIVATE DEBT STRATEGIES III, L.P., ARES CAPITAL JB FUNDING LLC, ACE EQUITY HOLDCO (CAYMAN) LTD., ACE ESSLP HOLDCO (CAYMAN), L.P., ARES ENHANCED CREDIT OPPORTUNITIES MASTER FUND II, LTD., ARES ENHANCED CREDIT OPPORTUNITIES OFFSHORE FUND II, LTD., ARES ENHANCED CREDIT OPPORTUNITIES FUND II, LTD., ARES ENHANCED CREDIT OPPORTUNITIES GP II, LLC, ARES ENHANCED CREDIT OPPORTUNITIES FUND II, L.P., ARES ENHANCED CREDIT OPPORTUNITIES INVESTMENT MANAGEMENT II, LLC, ARES COMMERCIAL REAL ESTATE CORPORATION, ACRC LENDER LLC, ACRC LENDER C LLC, ACRC LENDER W LLC, QUEEN STREET CLO I B.V., QUEEN STREET CLO II B.V., INDICUS CREDIT OPPORTUNITY FUND, L.P., INDICUS CREDIT MANAGEMENT LIMITED, INDICUS INVESTMENT MANAGEMENT LIMITED, INDICUS CREDIT GP LIMITED, INDICUS ADVISORS L.P., INDICUS ADVISORS LLP

By: /s/ Joshua M. Bloomstein Name: Joshua M. Bloomstein Authorized Person

STATE OF NEW YORK	) ) ss:
COUNTY OF NEW YORK	)

        The undersigned, being duly sworn, deposes and states that he has duly executed the foregoing Application, dated July 23, 2012, for and on behalf of Ares Capital Corporation, that he is the Vice President and General Counsel of such entity and that all action by the directors and shareholders of such entity necessary to authorize the undersigned to execute and file such instrument has been taken. Deponent further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

ARES CAPITAL CORPORATION
By:	/s/ Joshua M. Bloomstein Name: Joshua M. Bloomstein Title: General Counsel

1

STATE OF NEW YORK	) ) ss:
COUNTY OF NEW YORK	)

        The undersigned, being duly sworn, deposes and states that he has duly executed the foregoing Application, dated July 23, 2012, for and on behalf of Ares Capital Management LLC, Ares Management LLC, Ares Management Limited, Ares Institutional Loan Fund GP, LLC, Ares CLO Management IIR, L.P., Ares CLO Management IIIR/IVR, L.P., Ares CLO Management VR, L.P., Ares CLO Management VIR, L.P., Ares CLO Management VII, L.P., Ares CLO Management VIII, L.P., Ares CLO Management IX, L.P., Ares CLO Management X, L.P., Ares CLO Management XI, L.P., Ares CLO Management XII, L.P., Ares NF CLO XIII Management, L.P., Ares NF CLO XIV Management, L.P., Ares NF CLO XV Management, L.P., Ares CLO Management XVI, L.P., Ares CLO Management XVII, L.P., Ares CLO Management XVIII, L.P., Ares CLO Management XIX, L.P., Ares CLO Management XX, L.P., Ares CLO Management XXI, L.P., Ares CLO Management XXII, L.P., Ares Enhanced Loan Management, L.P., Ares Enhanced Loan Management IR, L.P., Ares Enhanced Loan Management II, L.P., Ares Enhanced Loan Management III, L.P., Ares Enhanced Loan Investment Strategy Advisor IV, L.P., AELIS VI Operating Manager, LLC, Ares WLP Management L.P., ASSF Operating Manager III, LLC, Ares SPC Holdings, L.P., Ares SPC Holdings GP LLC, Ares Private Account Management I, L.P., Ares Enhanced Credit Opportunities GP, LLC, Ares Enhanced Credit Opportunities Fund Management, L.P., ASSF Operating Manager, LLC, Ares CSF Operating Manager I, LLC, Ares CSF Operating Manager II, LLC, Ares CSF III Investment Management, LLC, ACOF Operating Manager, L.P., ACOF Operating Manager II, L.P., ACOF Operating Manager III, LLC, Ares Mezzanine Management LLC, Ares Capital Euro GP, L.P., Ares Strategic Investment GP, LLC, Ares Strategic Investment Management LLC, ASIP Operating Manager III, LLC, Ares Asia Management, Ltd., Ares Asia Management (HK), Limited, Ares Commercial Real Estate Management LLC, Ares Commercial Real Estate Manager LLC, Ares Commercial Real Estate Servicer LLC, Ivy Hill Asset Management L.P., IHSM LLC, A.C. Corporation, Ares Investments LLC, Ares Investments Holdings LLC, Ares Institutional Offshore Loan Fund, B.V., Ares Institutional Loan Fund, L.P., Ares Institutional Loan Fund B.V., Ares IIR CLO Ltd., Ares IIIR/IVR CLO Ltd., Ares VR CLO Ltd., Ares VI CLO Ltd., Ares VIR CLO Ltd., Ares VII CLO Ltd., Ares VIII CLO Ltd., Ares IX CLO Ltd., Ares X CLO Ltd., Ares XI CLO Ltd., Ares XII CLO Ltd., Ares XVI CLO Ltd., Ares XVII CLO Ltd., Ares XVIII CLO Ltd., Ares XIX CLO Ltd., Ares XX CLO Ltd., Ares XXI CLO Ltd., Ares XXII CLO Ltd., Ares Euro CLO I B.V., Ares European CLO II B.V., OCI Euro Fund I, B.V., Ares NF CLO XIII Ltd., Ares NF CLO XIV Ltd., Ares NF CLO XV Ltd., Ares Enhanced Loan Investment Strategy, Ltd., Ares Enhanced Loan Investment Strategy IR Ltd., Ares Enhanced Loan Investment Strategy II Ltd., Ares Enhanced Loan Investment Strategy III, Ltd., Ares Enhanced Loan Investment Strategy III Euro B.V., Ares Enhanced Loan Investment Strategy VI, L.P., Ares SPC Luxembourg S.à r.l., Confluent 2 Limited, Ares Enhanced Credit Opportunities Fund, L.P., Ares Enhanced Credit Opportunities Offshore Fund, LTD., Ares Enhanced Credit Opportunities Master Fund, L.P., Ares Enhanced Credit Opportunities Fund Ltd., Global Loan Opportunities Fund B.V., Ares Special Situations Fund, L.P., ASSF I JM Ltd., DF US BD Holdings LLC, Ares Special Situations Fund I-B, L.P., DF US BD Holdings I-B LLC, ASSF I-B JM Ltd., Ares Special Situations Fund III, L.P., ASSF III JM Ltd., DF III US BD HOLDINGS LLC, Ares Credit Strategies Fund I, L.P., Ares Credit Strategies Fund II, L.P., Ares Credit Strategies Fund III, L.P., Ares CSF III Luxembourg S.à r.l., Ares Corporate Opportunities Fund, L.P., Ares Corporate Opportunities Fund II, L.P., ACOF II JM Ltd., Ares Corporate Opportunities Fund III, L.P., Ares Corporate Opportunities Fund Asia, L.P., AF I US BD Holdings L.P., AF II US BD Holdings L.P., AF III US BD Holdings L.P., Ares Mezzanine Partners, L.P., Ares Capital Europe Limited, Ares Capital European Investments Limited, Ares Capital Europe, L.P., Ares Capital Europe (Luxembourg) S.à r.l., Ares Strategic Investment Partners Ltd., Ares Strategic Investment Partners Offshore Ltd., Ares Strategic Investment Partners, L.P., Ares Strategic Investment Partners

2

Europe B.V., Ares Strategic Investment Partners Europe Offshore B.V., Ares Strategic Investment Partners III, L.P., Ares Capital CP Funding LLC, Ivy Hill Middle Market Credit Fund, Ltd., Ivy Hill Middle Market Credit Fund II, Ltd., Ivy Hill Middle Market Credit Fund III, Ltd., Ivy Hill Senior Debt Fund, L.P., Ivy Hill Senior Debt Funding 2007-1, Ivy Hill Senior Debt Fund, Ltd., CoLTS 2005-1 Ltd., CoLTS 2005-2 Ltd., CoLTS 2007-1 Ltd., Firstlight Funding I, Ltd., Knightsbridge CLO 2007-1 Limited, Emporia Preferred Funding I, Ltd., Emporia Preferred Funding II, Ltd., Emporia Preferred Funding III, Ltd., Ares Private Debt Strategies II, L.P., Ares Private Debt Strategies III, L.P., Ares Capital JB Funding LLC, ACE Equity Holdco (Cayman) Ltd., ACE ESSLP Holdco (Cayman), L.P., Ares Enhanced Credit Opportunities Master Fund II, Ltd., Ares Enhanced Credit Opportunities Offshore Fund II, Ltd., Ares Enhanced Credit Opportunities Fund II, Ltd., Ares Enhanced Credit Opportunities GP II, LLC, Ares Enhanced Credit Opportunities Fund II, L.P., Ares Enhanced Credit Opportunities Investment Management II, LLC, Ares Commercial Real Estate Corporation, ACRC Lender LLC, ACRC Lender C LLC, ACRC Lender W LLC, Queen Street CLO I B.V., Queen Street CLO II B.V., Indicus Credit Opportunity Fund, L.P., Indicus Credit Management Limited, Indicus Investment Management Limited, Indicus Credit GP Limited, Indicus Advisors L.P., and Indicus Advisors LLP that he is authorized to execute this sworn statement of each entity and that all action by the directors, shareholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. Deponent further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

ARES CAPITAL MANAGEMENT LLC, ARES MANAGEMENT LLC, ARES MANAGEMENT LIMITED, ARES INSTITUTIONAL LOAN FUND GP, LLC, ARES CLO MANAGEMENT IIR, L.P., ARES CLO MANAGEMENT IIIR/IVR, L.P., ARES CLO MANAGEMENT VR, L.P., ARES CLO MANAGEMENT VIR, L.P., ARES CLO MANAGEMENT VII, L.P., ARES CLO MANAGEMENT VIII, L.P., ARES CLO MANAGEMENT IX, L.P., ARES CLO MANAGEMENT X, L.P., ARES CLO MANAGEMENT XI, L.P., ARES CLO MANAGEMENT XII, L.P., ARES NF CLO XIII MANAGEMENT, L.P., ARES NF CLO XIV MANAGEMENT, L.P., ARES NF CLO XV MANAGEMENT, L.P., ARES CLO MANAGEMENT XVI, L.P., ARES CLO MANAGEMENT XVII, L.P., ARES CLO MANAGEMENT XVIII, L.P., ARES CLO MANAGEMENT XIX, L.P., ARES CLO MANAGEMENT XX, L.P., ARES CLO MANAGEMENT XXI, L.P., ARES CLO MANAGEMENT XXII, L.P., ARES ENHANCED LOAN MANAGEMENT, L.P., ARES ENHANCED LOAN MANAGEMENT IR, L.P., ARES ENHANCED LOAN MANAGEMENT II, L.P., ARES ENHANCED LOAN MANAGEMENT III, L.P.,

3

ARES ENHANCED LOAN INVESTMENT STRATEGY ADVISOR IV, L.P., AELIS VI OPERATING MANAGER, LLC, ARES WLP MANAGEMENT L.P., ASSF OPERATING MANAGER III, LLC, ARES SPC HOLDINGS, L.P., ARES SPC HOLDINGS GP LLC, ARES PRIVATE ACCOUNT MANAGEMENT I, L.P., ARES ENHANCED CREDIT OPPORTUNITIES GP, LLC, ARES ENHANCED CREDIT OPPORTUNITIES FUND MANAGEMENT, L.P., ASSF OPERATING MANAGER, LLC, ARES CSF OPERATING MANAGER I, LLC, ARES CSF OPERATING MANAGER II, LLC, ARES CSF III INVESTMENT MANAGEMENT, LLC, ACOF OPERATING MANAGER, L.P., ACOF OPERATING MANAGER II, L.P., ACOF OPERATING MANAGER III, LLC, ARES MEZZANINE MANAGEMENT LLC, ARES CAPITAL EURO GP, L.P., ARES STRATEGIC INVESTMENT GP, LLC, ARES STRATEGIC INVESTMENT MANAGEMENT LLC, ASIP OPERATING MANAGER III, LLC, ARES ASIA MANAGEMENT, LTD., ARES ASIA MANAGEMENT (HK), LIMITED, ARES COMMERCIAL REAL ESTATE MANAGEMENT LLC, ARES COMMERCIAL REAL ESTATE MANAGER LLC, ARES COMMERCIAL REAL ESTATE SERVICER LLC, IVY HILL ASSET MANAGEMENT L.P., IHSM LLC, A.C. CORPORATION, ARES INVESTMENTS LLC, ARES INVESTMENTS HOLDINGS LLC, ARES INSTITUTIONAL OFFSHORE LOAN FUND, B.V., ARES INSTITUTIONAL LOAN FUND, L.P., ARES INSTITUTIONAL LOAN FUND B.V., ARES IIR CLO LTD., ARES IIIR/IVR CLO LTD., ARES VR CLO LTD., ARES VI CLO LTD., ARES VIR CLO LTD., ARES VII CLO LTD., ARES VIII CLO LTD., ARES IX CLO LTD., ARES X CLO LTD., ARES XI CLO LTD., ARES XII CLO LTD., ARES XVI CLO LTD.,

4

ARES XVII CLO LTD., ARES XVIII CLO LTD., ARES XIX CLO LTD., ARES XX CLO LTD., ARES XXI CLO LTD., ARES XXII CLO LTD., ARES EURO CLO I B.V., ARES EUROPEAN CLO II B.V., OCI EURO FUND I, B.V., ARES NF CLO XIII LTD., ARES NF CLO XIV LTD., ARES NF CLO XV LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY, LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY IR LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY II LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY III, LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY III EURO B.V., ARES ENHANCED LOAN INVESTMENT STRATEGY VI, L.P., ARES SPC LUXEMBOURG S.À R.L., CONFLUENT 2 LIMITED, ARES ENHANCED CREDIT OPPORTUNITIES FUND, L.P., ARES ENHANCED CREDIT OPPORTUNITIES OFFSHORE FUND, LTD., ARES ENHANCED CREDIT OPPORTUNITIES MASTER FUND, L.P., ARES ENHANCED CREDIT OPPORTUNITIES FUND LTD., GLOBAL LOAN OPPORTUNITIES FUND B.V., ARES SPECIAL SITUATIONS FUND, L.P., ASSF I JM LTD., DF US BD HOLDINGS LLC, ARES SPECIAL SITUATIONS FUND I-B, L.P., DF US BD HOLDINGS I-B LLC, ASSF I-B JM LTD., ARES SPECIAL SITUATIONS FUND III, L.P., ASSF III JM LTD., DF III US BD HOLDINGS LLC, ARES CREDIT STRATEGIES FUND I, L.P., ARES CREDIT STRATEGIES FUND II, L.P., ARES CREDIT STRATEGIES FUND III, L.P., ARES CSF III LUXEMBOURG S.À R.L., ARES CORPORATE OPPORTUNITIES FUND, L.P., ARES CORPORATE OPPORTUNITIES FUND II, L.P., ACOF II JM LTD., ARES CORPORATE OPPORTUNITIES FUND III, L.P., ARES CORPORATE OPPORTUNITIES FUND ASIA, L.P., AF I US BD HOLDINGS L.P.,

5

AF II US BD HOLDINGS L.P., AF III US BD HOLDINGS L.P., ARES MEZZANINE PARTNERS, L.P., ARES CAPITAL EUROPE LIMITED, ARES CAPITAL EUROPEAN INVESTMENTS LIMITED, ARES CAPITAL EUROPE, L.P., ARES CAPITAL EUROPE (LUXEMBOURG) S.À. R.L., ARES STRATEGIC INVESTMENT PARTNERS LTD., ARES STRATEGIC INVESTMENT PARTNERS OFFSHORE LTD., ARES STRATEGIC INVESTMENT PARTNERS, L.P., ARES STRATEGIC INVESTMENT PARTNERS EUROPE B.V., ARES STRATEGIC INVESTMENT PARTNERS EUROPE OFFSHORE B.V., ARES STRATEGIC INVESTMENT PARTNERS III, L.P., ARES CAPITAL CP FUNDING LLC, IVY HILL MIDDLE MARKET CREDIT FUND, LTD., IVY HILL MIDDLE MARKET CREDIT FUND II, LTD., IVY HILL MIDDLE MARKET CREDIT FUND III, LTD., IVY HILL SENIOR DEBT FUND, L.P., IVY HILL SENIOR DEBT FUNDING 2007-1, IVY HILL SENIOR DEBT FUND, LTD., COLTS 2005-1 LTD., COLTS 2005-2 LTD., COLTS 2007-1 LTD., FIRSTLIGHT FUNDING I, LTD., KNIGHTSBRIDGE CLO 2007-1 LIMITED, EMPORIA PREFERRED FUNDING I, LTD., EMPORIA PREFERRED FUNDING II, LTD., EMPORIA PREFERRED FUNDING III, LTD., ARES PRIVATE DEBT STRATEGIES II, L.P., ARES PRIVATE DEBT STRATEGIES III, L.P., ARES CAPITAL JB FUNDING LLC, ACE EQUITY HOLDCO (CAYMAN) LTD., ACE ESSLP HOLDCO (CAYMAN), L.P., ARES ENHANCED CREDIT OPPORTUNITIES MASTER FUND II, LTD., ARES ENHANCED CREDIT OPPORTUNITIES OFFSHORE FUND II, LTD., ARES ENHANCED CREDIT OPPORTUNITIES FUND II, LTD., ARES ENHANCED CREDIT OPPORTUNITIES GP II, LLC, ARES ENHANCED CREDIT OPPORTUNITIES FUND II, L.P.,

6

ARES ENHANCED CREDIT OPPORTUNITIES INVESTMENT MANAGEMENT II, LLC, ARES COMMERCIAL REAL ESTATE CORPORATION, ACRC LENDER LLC, ACRC LENDER C LLC, ACRC LENDER W LLC, QUEEN STREET CLO I B.V., QUEEN STREET CLO II B.V., INDICUS CREDIT OPPORTUNITY FUND, L.P., INDICUS CREDIT MANAGEMENT LIMITED, INDICUS INVESTMENT MANAGEMENT LIMITED, INDICUS CREDIT GP LIMITED, INDICUS ADVISORS L.P., INDICUS ADVISORS LLP
By:	/s/ Joshua M. Bloomstein Name: Joshua M. Bloomstein Authorized Person

7

 EXHIBIT A

Resolutions of the Board of Directors of
Ares Capital Corporation

        NOW, THEREFORE, BE IT RESOLVED, that the officers (the "Officers") of Ares Capital Corporation (the "Corporation") be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be prepared, executed, delivered and filed with the Securities and Exchange Commission (the "Commission") an application for an order pursuant to Section 57(i) of the Investment Company Act and Rule 17d-l promulgated under the Investment Company Act of 1940 (an "Application"), to authorize the entering into of certain joint transactions and co-investments by the Corporation with certain entities which may be deemed to be "affiliates" of the Corporation pursuant to the provisions of the Investment Company Act of 1940, which such joint transactions and co-investments would otherwise be prohibited by Section 57(a)(4) of the Investment Company Act of 1940, and to do such other acts or things and execute such other documents as they deem necessary or desirable to cause such application to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application;

        RESOLVED FURTHER, that a Policy on Transactions with Affiliates statement substantially in a form restating the conditions set forth in Section III of the Application as finally approved by the Commission is hereby approved and will be adopted, upon final approval of the Application by the Commission, in all respects as a policy of the Corporation and the Officers be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to take such action as they shall deem necessary or desirable to formalize such policies and streamline the approval process for co-investment transactions with affiliates of the Corporation, in such form as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the taking of any such action;

        RESOLVED FURTHER, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications as such officers, in their sole discretion, shall deem necessary or desirable in order for the Corporation to accomplish its investment objective; and

        RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to perform all of the agreements and obligations of the Corporation in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer's or Officers' authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Corporation thereof.

        (Adopted by Unanimous Written Consent dated October 29, 2008)

A-1

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  No. 812-13603
U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
INTRODUCTION
I. APPLICANTS
II. RELIEF REQUESTED
III. PROCEDURAL MATTERS
  EXHIBIT A
Resolutions of the Board of Directors of Ares Capital Corporation